Exhibit 99.2

SIMS METAL MANAGEMENT
LIMITED
ABN 69 114 838 630
APPENDIX 4E – PRELIMINARY FINAL REPORT
Pursuant to ASX Listing Rule 4.3A
30 JUNE 2010

Sims Metal Management Limited
Year ended: 30 June 2010
Previous corresponding period: 30 June 2009

Results for announcement to the market

	Up/	%		Current Period
	Down	Change		A$m

Revenue from ordinary activities	down	13.7	to	7,458.5

Profit from ordinary activities after tax attributable to members	up	184.3	to	126.7

Net profit for the period attributable to members	up	184.3	to	126.7
The previous corresponding period includes an A$191.1 million (pre and post tax) non-cash goodwill impairment charge.

Dividends for the year ended 30 June 2010

	Cents per	% Franked per
	Security	Security

Interim dividend	10.0	100%
Final dividend	23.0	74%

Record date	8 October 2010
Payment date	22 October 2010

Net tangible assets

	June	June
	2010	2009

Net tangible asset per security	9.48	8.09

For further explanation of the above figures, please refer to the Directors’ Report, press release and market presentations filed with the Australian Securities Exchange Limited (“ASX”).
The remainder of the information required by Listing Rule 4.3A is contained in the attached additional information.
The consolidated financial statements are based on accounts which have been audited.

Directors’ report
Your directors present their report on the consolidated entity (the “Group”) consisting of Sims Metal Management Limited (the “Company”) and the entities it controlled at the end of, or during, the year ended 30 June 2010.
Names and particulars of directors
The names of the directors of the Company in office at the date of this report together with their qualifications and experience are as follows:
Paul J Varello BCE (Civil Engineering) (age 66)
Chairman and Independent non-executive director
Appointed as a director in November 2005, appointed Deputy Chairman in November 2008 and Chairman in August 2009. Member of the Remuneration Committee and Nomination/Governance Committee. Mr Varello is Chairman of Commonwealth Engineering and Construction (“CEC”), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.
Daniel W Dienst JD (age 45)
Group Chief Executive Officer
Executive Director and Group Chief Executive Officer since March 2008. Member of the Safety, Health, Environment & Community Committee, Nomination/Governance Committee and Finance & Investment Committee. Mr Dienst was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, Inc which entity merged with the Company on 14 March 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002-2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ – listed steel service center company until its sale to a private entity. He is a director of other Sims Metal Management Limited subsidiaries and associated companies. He is a graduate of Washington University and received a Juris Doctorate from The Brooklyn Law School.
Norman R Bobins BS, MBA (age 67)
Independent non-executive director
Appointed as a director in March 2008. Chairman of the Finance & Investment Committee. He was formerly a director of Metal Management, Inc (since 2006). Mr Bobins is the Chairman of Norman Bobins Consulting LLC (since 2008). From May 2007 until October 2007, Mr Bobins was the Chairman of the Board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr Bobins is the Non-Executive Chairman of The PrivateBank and Trust Company. He is also a director of NICOR, Inc., Transco, Inc., and AAR CORP. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.

Geoffrey N Brunsdon B Com (age 52)
Independent non-executive director
Appointed as a director in November 2009. Member of the Risk, Audit & Compliance Committee and Finance & Investment Committee. Until June 2009, Mr Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), a director of APN Funds Management Limited (since November 2009), a director of Macquarie University Hospital and is a member of the Takeovers Panel. He was a member of the listing committee of the Australian Stock Exchange between 1993 and 1997 and was a Director of Sims Group Limited between 1999 and 2007. He is a Chartered Accountant, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. Mr Brunsdon is also involved in several non-profit organisations, including as Chairman of Redkite (supporting families who have children with cancer), and is a director of the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.
J Michael Feeney B Com (Marketing) (age 64)
Independent non-executive director
Appointed as a director in September 1991. Chairman of the Remuneration Committee and member of the Risk, Audit & Compliance Committee and Nomination/Governance Committee. Mr Feeney was formerly an Executive Director of Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris, Executive Director, Strategy & Corporate Affairs for Elders IXL and Executive Director, Corporate Strategy of Elders Resources NZFP.
Robert Lewon BS (age 67)
Independent non-executive director
Appointed as a director in March 2008. Chairman of the Nomination/Governance Committee. Member of the Safety, Health, Environment & Community Committee and Finance & Investment Committee. He was formerly a director (since March 2004) of Metal Management, Inc. Mr Lewon has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the company, he was a long-time advisor/consultant to TAMCO, the only steel mill in California.
Gerald E Morris BA (age 78)
Independent non-executive director
Appointed as a director in March 2008. Chairman of the Risk, Audit & Compliance Committee and member of the Remuneration Committee and Nomination/Governance Committee. He was formerly a director (since January 2004) of Metal Management, Inc. Mr Morris currently serves as President and CEO of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry. He also serves as Chairman and director of Beacon Trust Company. He previously served as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a Certified Public Accountant.
Christopher J Renwick AM, FAIM, FAIE, FTSE - BA, LLB (age 67)
Independent non-executive director
Appointed as a director in June 2007. Chairman of the Safety, Health, Environment & Community Committee and member of the Finance & Investment Committee. Mr Renwick was employed with the Rio Tinto Group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and director of Coal and Allied Industries Limited (since 2004), a director of Downer EDI Limited (since 2004) and Chairman of the RioTinto Aboriginal Fund (since 2004).

M Paul Sukagawa BA (age 59)
Non-independent non-executive director
Appointed as a director in November 2009. Member of the Finance & Investment Committee and the Safety, Health, Environment & Community Committee. Mr Sukagawa joined Mitsui & Co., Ltd in 1973 and has held various positions within that company, including President & Managing Director of Mitsui Iron Ore Development (2004–2007), President & CEO of PT. Mitsui Indonesia (2007–2009) and, most recently, since April 2009, Senior Adviser of Mitsui Iron Ore Development.
James T Thompson BS (age 60)
Independent non-executive director
Appointed as a director in November 2009. Member of the Safety, Health, Environment & Community Committee and the Risk, Audit & Compliance Committee. Mr Thompson was, from 2004 until his retirement in 2007, Executive Vice President–Commercial for The Mosaic Company, one of the world’s largest fertiliser companies with sales of US$8 billion and some 7,500 employees, which is publicly traded on the New York Stock Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974–2004 in various roles at Cargill, Inc of Minnesota, United States leading to the position of President of Cargill Steel Group from 1996–2004. During that period he also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). Mr Thompson is currently a director of Hawkins Chemical, Inc. He has a BS from the University of Wisconsin–Madison.
The following persons were directors during the financial year:
Masakatsu Iwanaga – retired 20 November 2009
Paul K Mazoudier – retired 20 November 2009
Jeremy L Sutcliffe – agreement terminated by way of redundancy on 26 August 2009
Company secretaries
Frank Moratti B Com, LLB, MBA (Executive)
Mr Moratti was appointed to the position of Company Secretary in 1997. Before joining the Company, he held positions of assistant company secretary/legal counsel in a number of publicly listed companies over a period of some 12 years and, prior to that, worked as a solicitor with a major legal practice.
Scott Miller BS, MS, JD, PE
Mr Miller was appointed to the position of Company Secretary in 2008. Since joining the Company in 1997, Mr Miller has held positions as legal counsel and manager for environmental affairs for North American operations. Before joining the Company, he held positions at an environmental mediation firm, as an attorney with a major legal practice, and as a consulting engineer.

Directors’ Meetings
The following table shows the actual board and committee meetings held during the financial year and the number of meetings attended by each director.

			Safety, Health,
		Risk, Audit &	Environment		Finance &	Nomination/
	Board of	Compliance	& Community	Remuneration	Investment	Governance
	Directors[2]	Committee[3]	Committee	Committee[4]	Committee[5]	Committee[6]

Meetings held	11	7	5	6	6	4
P Varello	11	-	-	2	4	4
D Dienst	10	-	5	-	6	4
N Bobins	10	-	-	-	6	-
G Brunsdon	4	5	-	-	2	-
JM Feeney	11	6	-	6	-	4
M Iwanaga	5	-	-	-	-	-
R Lewon	8	-	5	-	6	3
P Mazoudier	7	2	2	2	-	-
G Morris	10	7	-	6	-	3
C Renwick	9	-	5	-	2	-
M Sukagawa	3	-	2	-	1	-
J Sutcliffe[1]	-	-	-	-	-	-
J Thompson	4	4	2	-	-	-

1Mr Sutcliffe’s agreement terminated by way of redundancy on 26 August 2009.
[2]Messrs Iwanaga and Mazoudier retired from, and Messrs Sukagawa, Thompson and Brunsdon were appointed to, the Board of Directors on 20 November 2009.
[3]Messrs Thompson and Brunsdon were appointed to the Risk, Audit & Compliance Committee on 20 November 2009.
4Mr Varello was appointed to the Remuneration Committee on 20 November 2009.
5Mr Varello resigned from, and Messrs Renwick, Sukagawa and Brunsdon were appointed to, the Finance & Investment Committee on 20 November 2009.
6Mr Lewon was appointed to the Nomination/Governance Committee on 28 August 2009.
Directors’ interests
As at the date of this report, the interests of the directors in the shares, options, or performance rights of the Company are set forth below. Shares owned by each director are either in the form of ordinary shares or American Depositary Shares (“ADS”).

		Options over	Performance
	Shares	Shares	Rights

P Varello (ADS)	52,125	-	-
D Dienst (ADS)	601,293	769,691	258,098
N Bobins (ADS)	54,600	-	-
G Brunsdon	3,870	-	-
JM Feeney	27,789	-	-
R Lewon (ADS)	-	91,000	-
G Morris (ADS)	25,000	205,000	-
C Renwick	3,144	-	-
M Sukagawa	-	-	-
J Thompson	-	-	-

Principal activities
The Group operates predominantly in the secondary metal recycling industry. Its core businesses include:
•	Ferrous secondary recycling, which comprises the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling, which comprises the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

•	Recycling solutions, which comprises the provision of environmentally responsible solutions for the disposal of post-consumer electronic products.

•	Secondary processing, which comprises a value-added process involving the melting, refining and ingoting of certain non-ferrous metals; the reclamation and reprocessing of plastics; and landfill gas renewable energy.
Review of operations
A review of the operations of the Company during the financial year and the results of those operations are set out in the Chairman’s and Group Chief Executive Officer’s Review in the annual report and in the press release announcing the results for the financial year as filed with the ASX.
Dividends
The board determined a 74% franked final dividend of 23 cents per share for the financial year to be paid on 22 October 2010. The interim dividend for the financial year was 10 cents per share fully franked and was paid on 9 April 2010.
Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the financial year not otherwise disclosed elsewhere in this report.
Subsequent events after the balance sheet date
The directors are not aware of any other matter or circumstance that has arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.
Likely developments
Information as to the likely developments in the operations of the consolidated entity is set out in the Chairman’s and Group Chief Executive Officer’s Review in the annual report.
Environmental regulation and greenhouse gas and energy data reporting requirements
The Group has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity’s performance in relation to environmental regulation is set out in the annual report.
The Group’s Australian operations are subject to the reporting requirements of both the Energy Efficiency Opportunities Act 2006 and the National Greenhouse and Energy Reporting Act 2007 of Australia.
The Energy Efficiency Opportunities Act 2006 requires the Company to assess the energy usage of its Australian operations, including the identification, investigation and evaluation of energy saving opportunities, and to report publicly on the assessments undertaken, including what action the Company intends to take as a result. As required under this Act, the Company has registered with the Department of Resources, Energy and Tourism as a participant entity and submitted its assessment plan and reporting schedule prior to 31 December 2009. The assessment is available for review on the Company’s website at www.simsmm.com.

The National Greenhouse and Energy Reporting Act 2007 requires the Company to report its annual greenhouse gas emissions and energy use of its Australian operations. The Company has implemented systems and processes for the collection and calculation of the data required to enable it to prepare and submit its report to the Greenhouse and Energy Data Officer by 31 October 2010.
Insurance and indemnification of officers
During the financial year, the Company had contracts in place insuring all directors and executives of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid as such disclosure is prohibited under the terms of the contracts.
Share option and rights
Unissued Shares
As of the date of this report, there are 3,285,012 share options outstanding and 1,396,621 rights outstanding in relation to the Company’s ordinary shares. Refer to Note 24 of the consolidated financial statements for further details of the options and rights outstanding as at 30 June 2010. Option and right holders do not have any right, by virtue of the option or right, to participate in any share issue of the Company.
Shares issued as a result of the exercise of options and vesting of rights
During the financial year, there were 32,000 ordinary shares issued upon the exercise of share options and 192,361 ordinary shares issued in connection with the vesting of rights. Refer to Note 24 of the consolidated financial statements for further details of shares issued pursuant to share-based awards. Subsequent to the financial year, 10,021 ordinary shares were issued in connection with vesting of rights.
Non-audit services
The Company may decide to employ its external auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.
Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the financial year are set out in Note 26 of the consolidated financial statements.
The board has considered the position and, in accordance with advice received from the Risk, Audit & Compliance Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set forth in Note 26 of the consolidated financial statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:
•	All non-audit services have been reviewed by the Risk, Audit & Compliance Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•	None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 27.
Rounding of amounts
The amounts in this report, where appropriate and unless otherwise stated, have been rounded off to the nearest hundred thousand dollars in accordance with ASIC Class Order 98/100.

REMARKS BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE
Dear Shareholder,
We are pleased to present your Company’s 2010 Remuneration Report and hope that you will find it to be clear, informative and easy to comprehend.
During the past year, we engaged in conversations with key shareholders and shareholder advisory groups to solicit feedback on last year’s remuneration report. We have taken this feedback into consideration in the development of this year’s report and executive remuneration framework and will continue to liaise with shareholders and their advisors in the future.
In light of the above, and as part of our objective to provide simple transparent information, we have made the following enhancements to the remuneration report for the 2010 financial year:
•	A table of contents has been added to page 9.

•	The new ‘Target Remuneration Components’ chart on page 12 provides a summary of fixed, Short Term Incentive (STI) and Long Term Incentive (LTI) remuneration as a percentage of total target remuneration.

•	We have moved to a tabular formatting of the STI and LTI Plan information on pages 12, 13, 15 and 16 and added expanded commentary on the STI ‘Financial measures and Targets’.

•	Two new charts on page 18 provide more transparency around the STI plan performance and reward for the 2010 financial year.

•	The presentation of executive contract information on pages 20 and 21 has been simplified.

•	A new table on page 23 provides full transparency on current year Option activity.

•	The Rights activity table (also found in the financial section) on page 24 provides a more complete picture of equity activity within the remuneration report.
In the 2010 financial year, the Company completed the successful integration of executive remuneration practices and adopted a formal remuneration philosophy. This philosophy is designed to provide a remuneration program that:
•	attracts, motivates and retains the best and brightest of its senior executive, leadership and staff positions;

•	drives the Company’s business strategy of continued growth and success as a major global corporation and;

•	aligns reward opportunities with shareholder interests.
The Company continues to use demanding financial and non-financial performance criteria focused on delivering short-term and long-term value to shareholders. The Company endeavours to achieve simplicity and transparency in remuneration design while balancing the complexities of Australian and U.S. based incentive practices.
The following provides a summary of remuneration activity in the 2010 financial year:
—Fixed remuneration merit increases were suspended in the 2010 financial year due to poor market conditions. The only exceptions to this suspension were increases in fixed remuneration based on promotions, significant market benchmark deficiencies or increased scope of responsibility.
—A new global STI Plan, approved by the Remuneration Committee, was introduced for the 2010 financial year. The financial goals for this plan were determined using the Company’s strategic plan and were in alignment with the Company’s cost of capital. Overall, the STI plan performance against such goals came in below target, although, as shown on page 18, some regions did out-perform their targets.
— The Company made LTI Plan awards, to selected Company executives, in the form of Total Shareholder Return (TSR) based Performance Rights (Rights) and Share Options (Options), consistent with the awards made to the executive director as approved by shareholders in November 2009. These awards provide meaningful remuneration opportunities aligned with the Company’s performance, and reflect the importance of retaining the Company’s world class management team. We note that one of the specific areas of feedback from key shareholders and shareholder advisory groups was with regard to the use of re-testing in the LTI Plan. The Company and the Remuneration Committee maintain a firm belief that re-testing motivates executives to exert an extra level of effort in the years subsequent to the failed performance period to bring performance above the median (or higher) of the comparator group. This extra effort translates to enhanced shareholder value in those subsequent years.
— The Committee retained the services of Mercer, an outside consultant, to perform an external benchmarking review of senior executives’ remuneration. The analysis revealed Messrs Davy’s and McGree’s total remuneration to be below regional market data. This was addressed by increasing their LTI targets from 75% to 100% of fixed remuneration. In addition, to align with benchmark data and in recognition of an expansion of his role to include the Australian Manufacturing business, Mr McGree’s fixed remuneration was increased by approximately 7.5%.
—A special bonus was paid to Mr Larry to recognise his extraordinary efforts in the successful and timely implementation of Sarbanes-Oxley requirements (SOX 404) and his integral role in managing the Company’s capital structure during a tumultuous period in financial markets.
—There was no increase in the fees paid to non-executive directors (NEDs) in the 2010 financial year.
We will keep our remuneration policy and practices under constant review as we continue to strive to achieve ‘best practice’ in the alignment of remuneration with corporate strategy and shareholder wealth.
We welcome and value your feedback as we continue to find ways to improve communications with our shareholders.
Yours sincerely,
Michael Feeney
Remuneration Committee Chair

REMUNERATION REPORT
CONTENTS AND SCOPE OF THIS REMUNERATION REPORT (audited)
The directors of Sims Metal Management Limited present the Remuneration Report for the Company and the Group for the 2010 financial year. The information provided in this Remuneration Report has been audited.
The Remuneration Report forms part of the Directors’ Report and is set out as follows:

Page #	Section	Description

10	A	The Role of the Remuneration Committee

11	B	Executive Remuneration Policy

12	C	Executive Remuneration Framework

17	D	Remuneration outcomes for executives during the 2010 financial year, including discussion of remuneration and Company performance linkages

20	E	Executive contracts

22	F	Additional executive disclosures

25	G	Non-executive director remuneration

As required, the scope of this Remuneration Report is limited to Key Management Personnel (KMP) as defined by Australian Accounting Standard (AASB) 124 (Related Party Disclosures), and the five most highly remunerated executives of the Group and Company as defined in the Corporations Act, 2001. KMP consist of the executive and non-executive directors (NEDs) and other key management personnel who are referred to as ‘senior executives’ in this report, as outlined below:
The following persons were directors of the Company during the financial year:

Name	Position

Paul Varello	Independent Non-Executive Director, and Chairman (since 1 August 2009)
Paul Mazoudier	Independent Non-Executive Director (Chairman up to 1 August 2009 retired 20 November 2009)
Daniel W Dienst	Executive Director and Group Chief Executive Officer
Jeremy Sutcliffe	Executive Director (terminated by way of redundancy on 26 August 2009)
Norman Bobins	Independent Non-Executive Director
Geoff Brunsdon	Independent Non-Executive Director (since 20 November 2009)
Michael Feeney	Independent Non-Executive Director
Mike Iwanaga	Non-independent Non-Executive Director (retired 20 November 2009)
Robert Lewon	Independent Non-Executive Director
Gerald Morris	Independent Non-Executive Director
Chris Renwick	Independent Non-Executive Director
Paul Sukagawa[1]	Non-Independent Non-Executive Director (since 20 November 2009)
Jim Thompson	Independent Non-Executive Director (since 20 November 2009)

[1] Mr Sukagawa was appointed to the board as Mitsui’s nomination to replace Mr Iwanaga upon his retirement on 20 November 2009.

The following persons were senior executives of the Company during all or part of the financial year:

Name	Position

Thomas Bird	Managing Director – United Kingdom Metals (resigned 17 August 2009)
Graham Davy	Chief Executive Officer – European Metals and Sims Recycling Solutions, Global Operations
Robert Kelman	President – Commercial North America
Robert Larry	Group Chief Financial Officer
Darron McGree	Managing Director Australia and New Zealand
Alan Ratner	President – Operations North America

A. THE ROLE OF THE REMUNERATION COMMITTEE
The primary role of the Remuneration Committee (Committee) is to support and advise the board on the implementation and maintenance of coherent, fair and responsible remuneration policies and practices which are observed by the Company and which enable the Company to attract and retain executives and directors who will create value for shareholders of the Company. The Committee reviews and makes recommendations to the board on:
—	executive remuneration philosophy;

—	executive remuneration policies;

—	executive remuneration and incentive performance packages;

—	introduction and application of equity-based schemes;

—	the establishment and review of performance goals for the Group Chief Executive Officer;

—	executive recruitment, retention and termination policies; and

—	the non-executive directors’ remuneration framework.
In fulfilling these responsibilities, the Committee engages external advisers from time to time. The relevant advisers report directly to the Committee in completing this work.
Members of the Committee during the financial year were:
—	Michael Feeney – Chairman;

—	Gerald Morris – Member;

—	Paul Varello – Member (since 20 November 2009); and

—	Paul Mazoudier – Member (from 1 July 2009 to 20 November 2009).
The Committee’s charter, which is available on the Company’s website at www.simsmm.com, provides further information on the role of the Committee.

B: EXECUTIVE REMUNERATION POLICY
Approach to determining executive remuneration policy and framework
The Committee recognises that the Company operates in a global environment and that the Company’s performance depends on the quality of its people. The Committee considers recommendations presented by management in developing an executive remuneration philosophy, policy and framework aligned to the Company’s overall strategic direction. The Committee seeks input directly from external advisors, as appropriate, to assist in its reviews. Final recommendations are approved by the board.
The policy and framework are continually reviewed by the Committee to ensure alignment to the Company’s remuneration philosophy, business strategy and the needs of its shareholders. The Company also undertakes an annual remuneration review to determine the total remuneration positioning of its executives against the market.
Aims of the executive remuneration policy and framework
The overall aim of the Company’s remuneration policy and framework is to attract, motivate and retain high calibre executives. To do so, the Company provides executive remuneration packages that are competitive, referencing market data, and commensurate with employee duties, responsibilities and accountabilities. The Committee also recognises that remuneration for the executive director and senior executives should:
— reward capability, experience and performance against business strategy;
— provide a competitive reward for contribution to growth in shareholder wealth;
— provide a clear structure for earning rewards;
— provide recognition for non-financial contributions in areas key to best business practice, such as safety, talent management, corporate social responsibility and sustainability; and
— support the Company’s core values of safety, teamwork, respect, integrity, financial discipline and entrepreneurialism.
The executive remuneration framework has three components. These remuneration components, and the factors that determine them, are summarised in the table below:

Component	Provided as	Variables determining reward		Purpose
Fixed Remuneration	Annual salary & benefits	Set with reference to market data for role, experience and performance		Reward based on capability, experience, responsibilities and accountability commensurate with role.
Short-term incentives	Cash	Financial performance targets measured by Return on Controlled Capital Employed (ROCCE)	Personal performance goals; e.g. safety, operational efficiencies, talent management, corporate social responsibility	To reward for business performance and individual contribution to annual financial performance. To drive alignment with Company values through achievement of non-financial goals.
Long-term incentives	Equity	Relative TSR targets and continued service		Retain executives and ensure they focus on delivering long-term value to shareholders through sustained growth in shareholder wealth, consisting of dividends and growth in share price and superior market performance relative to a relevant peer group.

Fixed and variable (‘at risk’) remuneration mix
In line with the Company’s intent to ensure the executive remuneration framework is aligned to the Company’s performance, a significant portion of an individual’s remuneration is ‘at risk’. The following chart sets out the target remuneration mix; that is, fixed remuneration (salary/package), target short-term incentive and long-term incentive for the Group Chief Executive Officer, Group Chief Financial Officer and other senior executives.

	Target Remuneration Components
		At Risk
	Fixed	STI	LTI
Group CEO	19%	25%	56%
Group CFO	31%	31%	38%
Other Senior Executives	34%	33%	33%

Securities Trading Policy
The trading by the non-executive directors, executive director and senior executives of securities issued pursuant to the Company’s LTI Plan is subject to, and conditional upon, compliance with the terms of the Company’s policy titled ‘Dealings in Sims Metal Management Limited Securities’ (a copy of which is available on the Company’s website at www.simsmm.com). Executives are prohibited from entering into any hedging arrangements over unvested awards under the Company’s LTI Plan.
C: EXECUTIVE REMUNERATION FRAMEWORK
(a) Fixed remuneration policy
Fixed remuneration comprises base salary and benefits. Base salary is determined on an individual basis, taking into consideration the individual’s capability, experience, responsibilities and accountability, as well as external market factors.
Benefits programs may include health insurance, life and disability insurance, retirement programs (depending on national government and tax regulations) and car allowances.
Fixed remuneration generally does not vary over the course of a year based on an individual’s performance. However, remuneration packages (including fixed components of base salaries and benefits) are reviewed annually. The Committee references market-based comparable positions in public surveys and obtains advice from external remuneration consultants where necessary, in reviewing any changes to executive remuneration. There are no guaranteed increases to any components of fixed remuneration for senior executives.
(b) At-risk remuneration policy
At-risk remuneration comprises both short-term (annual) and long-term incentives. ‘At-risk’ means an absence of certainty regarding the payment of a particular component of remuneration in the event agreed-upon performance hurdles or employment conditions are not met during the performance period. The remuneration of the executive director and senior executives is linked to performance through short- and long-term incentives as follows:
(b)(1)(i) Short Term Incentive Plan (STI Plan)
The Company’s executives are eligible to participate in the Company’s STI Plan.
The table below summarises the key aspects of the STI Plan.

Frequency, timing and form of award
-  Executives have an opportunity to receive an annual cash-based incentive based on the achievement of targets over the financial year.
-  Individual targets are set on an annual basis.
-  Payment is made in September following the finalisation of the audited financial results.

Financial measures and targets
-  Group or business unit performance is based on achievement of ROCCE targets
-  ROCCE is computed as Profit Before Interest and Taxes (PBIT) divided by Average Controlled Capital Employed (CCE).
-  ROCCE has been approved by the Committee as the appropriate measure for the STI as the Committee believes that ROCCE is a key performance driver of the Group. ROCCE focuses on the effective management of invested capital while encouraging maximisation of operating profits.
-  The Company understands the desire for greater transparency of specific targets. However, given the Company’s size and position in the industry, we believe disclosing precise financial targets would put us at a competitive disadvantage due to commercial sensitivity. The Company’s practice is to take into account Group or business unit cost of capital when setting payout targets.
-  In the 2010 financial year the Company’s overall financial performance, along with the performance of its business units, significantly improved versus the 2009 financial year.
-  The financial component of the STI payments and business unit performance compared to target are discussed in section D.
-  Financial targets are determined by taking into consideration stretch performance targets in the context of the economic cycle.
-  The financial targets for senior executives are recommended each year by the Group Chief Executive Officer and reviewed by the Committee for recommendation to the board for approval. The financial targets for the Group Chief Executive Officer are recommended by the Committee and approved by the board.

Individual measures and targets
-  Individual goals are set in several key performance areas, which focus on individual initiatives which are critical to the overall success of the Company. Individual targets may include safety, succession planning, management development, as well as shareholder and community relations.
-  Individual measures and targets are recommended on an annual basis by the Group Chief Executive Officer, and approved by the Committee, taking into consideration the Company’s stretch performance targets. The targets for the Group Chief Executive Officer are recommended by the Committee for approval by the board.

Weighting of performance measures
-  Payments from the STI Plan are determined based on the financial performance of the Group or business unit, and individual performance. Approximately 80% of the STI payment is determined by Group or business unit financial performance and approximately 20% of the STI payment is determined by individual performance. The financial component for Group executives is based wholly on overall Group performance. The financial component for the Regional Executives is based wholly on the results of their own business units.
-  Executives may receive a payment of up to 20% of their target STI for achievement of individual performance goals regardless of ROCCE achievement, as the Company seeks to drive and reinforce the desired individual behaviors and outcomes even in difficult economic and financial times.

Assessment of performance against measures
-  Threshold, target and maximum individual award opportunities have been established and vary by position.
-  A minimum ROCCE target and individual level of performance must be met for individuals to be eligible for payment. Payment between threshold and maximum is then determined by reference to ROCCE and individual performance outcomes against pre-defined targets.
-  At the end of the financial year, each executive’s individual performance is assessed based on appropriate ROCCE performance (e.g., overall Company performance or the relevant business unit) and a review of individual performance achievement against defined key performance areas. The individual’s performance is rated on a scale of 0 to 4.0. Participants must receive a rating of at least 2.0 (meets expectations) to receive a payment based on the individual performance component. Senior executive performance is assessed by the Group Chief Executive Officer, and recommended payments are considered and, if appropriate, approved by the Committee. For the Group Chief Executive Officer, performance is assessed by the Committee and a recommended payment is approved by the board.
-  The STI target is expressed as a percentage of fixed remuneration. The payout for performance ranges from 0% to 200% of target.

Service condition
-  A voluntary termination or termination for cause prior to the annual assessment date will result in no STI being paid for the year unless the Committee determines otherwise. Upon termination due to death, disability or redundancy, STI performance for the relevant period will be assessed and paid.

(b)(1)(ii) Other bonuses
From time to time, the board, following recommendations from the Committee, chooses to pay bonuses outside the scope of the annual STI Plan to recognise significant performance of individual executives which the STI structure does not adequately address.

In February 2010, a special bonus in the amount of US$800,000, consisting of US$500,000 in a cash award and a share award equivalent to US$300,000, was awarded to Mr Larry in recognition of his extraordinary efforts in the successful implementation of Sarbanes-Oxley requirements (SOX 404) as well as his integral role in managing the Company’s capital structure during an extremely tumultuous period in the global financial markets. The share award vests annually in three equal installments, provided that Mr Larry remains an employee of the Company, subject to a qualifying cessation, at the date of vesting. A qualifying cessation is ceasing to be an employee by reason of death, permanent disability, termination without cause, or other circumstances determined at the discretion of the board.
(b)(2) Long-term incentives
The Committee believes that executive participation in equity-based incentive plans is a key element which aligns executive and shareholder objectives. The Company’s Long-Term Incentive (LTI) Plan is the principal means of allowing the Group Chief Executive Officer and senior executives the opportunity to be rewarded for the Company’s growth in share price and total shareholder return.
The LTI Plan creates a direct link between the value created for shareholders, and the reward earned by the Group Chief Executive Officer and senior executives. In addition, the LTI Plan assists in retention of the Group Chief Executive Officer and senior executives.
The LTI Plan allows for grants of Rights and Options. The LTI Plan structure is designed to focus on two key aspects of future performance. First, Rights recognise shareholder value creation relative to companies within the Company’s industry, as measured by TSR. Second, Options reflect creation of absolute shareholder value, as recognised by growth in the Company’s share price.
Due to the strong correlation with the peer group used in the Company’s relative TSR measure, the Company must outperform its peers regardless of how the broader stock market is performing. The second part of the award consists of Options, which require continuous service in order to vest, and require a higher share price than the exercise price in order to generate value.
It is common practice in Australia for Rights to be issued subject to a relative TSR hurdle. However, in the US, where the Company competes for much of its talent and business, Options are more commonly utilised and based only on a continuous service vesting condition. The board believes that the combined Rights / Options structure provides an appropriate balance in terms of ensuring that rewards for the Group Chief Executive Officer and senior executives are competitive, aligned to the business and shareholders, and reflect market practice in both Australia and the US.
In the 2010 financial year the following changes were made to the LTI Plan:
-	All awards were granted after the Annual General Meeting in November 2009 to enable the grant date of all awards to be aligned with that of the Group Chief Executive Officer’s grant.
-	The award structure was standardised so that all LTI Plan participants received a mix of TSR hurdled Rights and service-based Options. Previously, some executives below senior executive level had received only Option awards.

  The following table summarises the details of the LTI Plan as they relate to grants made in the 2010 financial year.

		Options	Rights
Form of award
-  An Option is a contract that gives the holder the right, but not the obligation, to acquire an ordinary share at a fixed price over a specified period of time. US participants may have their Options settled in American Depositary Shares.
- A Right is a contractual right to acquire an ordinary share for nil consideration. US participants may have their Rights settled in American Depositary Shares.
Frequency and timing of awards
-  The Company’s shareholders approved an LTI award for the Group Chief Executive Officer at the Company’s 2009 Annual General Meeting. In conjunction with that meeting, the Committee approved and granted LTI awards for other senior executives.
-  Awards are typically made on an annual basis.

Valuation of grants
-  The fair value of Options and Rights are calculated by Mercer, the Company’s external valuation consultant, at their grant date using a Black-Scholes, Binomial or Monte Carlo simulation option pricing model as appropriate. See Note 24 of the financial report for assumptions used in determining the fair value.

Treatment of dividends		- Holders of Rights or Options are not entitled to dividends over the term of the relevant vesting period (and in the case of Options, until exercised).
Performance conditions	Performance measure and rationale
-  In order for Options to deliver value to participants, the Company’s share price must increase above the exercise price. This aligns the award’s value to absolute growth in shareholder wealth, as measured by share price.

-  In order for Rights to vest, the Company’s TSR must be at the 51st percentile or higher against a comparator group of companies. Above 51% vesting is prorated. TSR aligns the vesting of executive awards to relative shareholder wealth creation.

Performance period
-  All Options granted in the 2010 financial year vest in three equal installments over a three year period. This vesting schedule reflects common US practice. Each installment vests following the date the Company announces its annual financial results to the Australian Securities Exchange (ASX) for its 2010, 2011 and 2012 financial years. Options expire seven years after the date of grant.

-  Performance is measured during a three-year period, starting at the beginning of the financial year of the award. The initial performance period is the three-year period from 1 July 2009 through 30 June 2012.
-  If any Rights remain unvested at the end of year three, they will be re-tested at the end of year four using the four-year performance period.
-  If any Rights remain unvested at the end of year four, they will be re-tested at the end of year five using the five-year performance period.
-  Any unvested Rights outstanding after the final re-test will immediately lapse.
-  Re-testing is limited to two re-tests, each over the extended performance period.
-  Re-testing may require the executive to exert considerable effort to bring performance above the median of the comparator group and higher.

	Exercise price	- The exercise price of Options is set at grant, and is equal to the volume weighted	- Nil

	Options	Rights
average price for the five days preceding the grant date. For US executives, Option awards are not Incentive Stock Options for the purposes of section 422 of the United States Internal Revenue Code.
Comparator group	- N/A	- The following companies comprise the current comparator group, chosen from comparable industry sectors:
		AK Steel	Posco
		Allegheny Technologies	Reliance Steel
		ArcelorMittal	Schnitzer Steel
		BlueScope Steel	Steel Dynamics
		Commercial Metals	The Timken Company
		Gerdau Ameristeel	Tokyo Steel
		Mueller Industries	U.S. Steel
		Nucor	Worthington Industries
OneSteel
Vesting schedule	- N/A	The vesting schedule for those Rights measured against relative TSR is set out below:
		TSR growth relative to the comparator group	Proportion of TSR grant vesting
		Less than 51st percentile	0%
		51st percentile	50%
		51st percentile to 75th percentile	Pro-rata straight line
		75th percentile or higher	100%
Sales restrictions post vesting
-  Australian residents are restricted from selling or disposing of any shares issued on exercise of Rights and Options until the board approves the release of shares, the executive ceases to be an employee or seven years from the grant date.

Treatment of awards on cessation of employment
-  Where participants resign, or are terminated for cause, awards are forfeited.
-  Where cessation of employment is as the result of death, total or permanent disablement, or other circumstances at the discretion of the board, participants will be entitled to unvested awards in accordance with the original vesting schedule.
-  Unvested awards will continue to be held by participants and tested at the end of the performance period. However, no additional re-testing will be permitted. Any unvested awards lapse at the end of the initial performance period, subject to the board’s discretion.

Treatment of awards on change of control	- Typically a change in control of the Company may trigger full vesting of awards, subject to board discretion.

D: REMUNERATION OUTCOMES FOR EXECUTIVES DURING THE 2010 FINANCIAL YEAR, INCLUDING DISCUSSION OF REMUNERATION AND COMPANY PERFORMANCE LINKAGES
Overview of the link between remuneration and performance
The board believes that, notwithstanding the impact of the more difficult external environment in the 2009 and 2010 financial years, the operational and financial performance of the Company over the last five years has been strong relative to industry benchmarks. The board is of the view that the financial rewards provided to executives are consistent with the Company’s performance. The Company’s performance over the last five years is summarised in the table below:

	2010	2009[1]	2008	2007	2006

Total revenue (A$m)	7,458.5	8,641.0	7,670.5	5,550.9	3,754.5
Profit/(Loss) after tax (A$m)	126.7	(150.3)	440.1	239.9	184.9
Diluted EPS (cents) [2]	64.5	(82.5)	306.3	191.0	163.4
Total dividends (cents)	33.0	38.0	130.0	120.0	105.0
Share price at 30 June A$	17.11	26.51	41.69	26.50	20.00

1 A $191 million non-cash goodwill impairment charge was made in the 2009 financial year.
2 Diluted EPS for the prior periods have been adjusted to reflect the shares issued in connection with the institutional placement and share purchase program in November and December 2009. See Note 32 of the financial report.
The TSR graph below compares the Company’s TSR against the comparator group (as referenced above) for the five year period ending 30 June 2010. TSR is the return to shareholders provided by share price appreciation plus dividends (which are assumed to be reinvested in the Company’s shares) expressed as a percentage of the share price at the beginning of the measurement period, adjusted where appropriate for bonus issues, capital consolidation or equivalents. Relative TSR is the Company’s TSR divided by the mean of the comparator group expressed as a percentage.

Short-term incentives
As noted previously in this report, STI measures are based on financial ROCCE and individual targets. The table below outlines business unit performance against STI ROCCE targets.

Area	ROCCE performance against target
Group	Under target
North America Metals	Under target
Australia/New Zealand Metals	Above target
United Kingdom Metals and Global SRS	Above target

The following table outlines the proportion of the target STI that was paid and forfeited in relation to the 2010 financial year. Both ROCCE and individual performance influences individual STI payments.

	Proportion of	Proportion of
	target STI	target STI
	paid during	forfeited during
	the 2010	the 2010
Name	financial year	financial year
D Dienst	20%	80%
G Davy	168%	0%
R Kelman	20%	80%
R Larry	20%	80%
D McGree	148%	0%
A Ratner	20%	80%

Long-term incentives
Performance Rights awards vesting in the 2010 financial year had up to three performance metrics: TSR, Earnings Per Share (EPS) and Earnings before interest, tax, depreciation and amortization (EBITDA). Rights based on TSR performance vested at 55.6% and Rights based on EBITDA performance vested at 56.2%. No Rights vested based on EPS performance. All the Performance Rights contain re-testing provisions for two years subsequent to the initial performance period.

Remuneration disclosure for the 2010 financial year (and comparatives)
Certain executive directors and senior executives (as disclosed below) are not residents of Australia. Their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. Both the amount of any remuneration and any movement in comparison to the prior year may be influenced by changes in the respective currency exchange rates.

						Post-
						employment
			Short-term benefits			benefits	Other		Share-
			Cash	Cash	Other	Pension and	long-term	Termination	based
(A$)	Location	Year	salary[1]	bonus[2]	benefits[3]	superannuation	benefits[4]	benefits	payments[5]	Total

Executive Directors:
D Dienst[6]	USA	2010	1,417,073	368,439	394,689	7,507	13,657	-	2,574,459	4,775,824
		2009	1,328,038	2,665,438	195,796	-	15,915	-	1,357,334	5,562,521

J Sutcliffe [7]	Australia	2010	449,095	387,000	35,209	484,290	1,981,054	1,551,200	1,328,297	6,216,145
		2009	1,347,284	2,630,160	144,071	219,798	43,554	-	(613,272)	3,771,595

RCunningham[10]	Australia	2010	-	-	-	-	-	-	-	-
		2009	255,915	192,545	2,809	51,550	26,437	3,130,316	364,243	4,023,815

Senior Executives:
T Bird[6,9]	UK	2010	56,192	-	5,714	5,878	-	-	(664,803)	(597,019)
		2009	451,112	272,664	41,441	42,631	28,229	-	476,240	1,312,317

G Davy[6]	UK	2010	483,361	943,588	34,288	35,273	-	-	899,728	2,396,238
		2009	584,198	440,969	41,441	42,631	-	-	765,199	1,874,438

R Kelman [6,8]	USA	2010	708,536	141,707	204,684	22,257	-	-	724,993	1,802,177
		2009	835,875	1,221,782	43,031	15,373	-	-	682,840	2,798,901

R Larry[6]	USA	2010	708,536	708,536	113,461	20,006	14,001	-	867,373	2,431,913
		2009	835,875	417,938	50,068	-	15,915	-	398,833	1,718,629

D McGree	Australia	2010	573,743	1,029,977	21,449	100,580	27,328	-	712,110	2,465,187
		2009	536,651	315,870	17,513	105,772	20,379	-	578,093	1,574,278

A Ratner [6,8]	USA	2010	708,536	141,707	34,091	7,507	14,001	-	807,306	1,713,148
		2009	835,875	1,434,696	36,683	-	15,915	-	1,098,471	3,421,640

Total		2010	5,105,072	3,720,954	843,585	683,298	2,050,041	1,551,200	7,249,463	21,203,613
		2009	7,010,823	9,592,062	572,853	477,755	166,344	3,130,316	5,107,981	26,058,134

1	Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.
2	Cash bonus amount for 2010 reflects the amount accrued for the 2010 STIP for all executives, except Mr Sutcliffe, as well as a special bonus for Mr Larry. Cash bonus amount for 2009 reflects the amount accrued for the ‘bridge’ bonus for all executive and the integration bonuses paid to Messrs Dienst, Sutcliffe, Kelman and Ratner. The ‘bridge’ payment plan enabled the Company to offer a retention incentive for the first half of the 2009 financial year to participants who assisted in the early and smooth integration of MMI and Sims Group into Sims Metal Management.
3	Other short-term benefits include auto allowances, health and life insurance benefits, and amounts accrued for annual leave during the period. The amount for Messrs Dienst, Larry and Kelman includes a one-time payment to buy out accrued annual leave from a discontinued plan for all US employees. The amount for Mr Dienst also includes payments for personal security and a $172,236 reimbursement for a redundant state tax payment (including gross-up) made due to a state tax jurisdiction dispute.
4	Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long-service leave and deferred compensation plans.
5	Share-based payments represent the accounting expense (as computed pursuant to AASB 2, ‘Share-based Payments’) recognised by the Company for share-based awards. Certain share-based awards made in the 2007 and 2008 financial years only vest upon satisfaction of non-market based performance hurdles. These performance hurdles were not expected to be achieved and therefore previously recognised share-based payments were reversed in the 2009 financial year and resulted in a reduction in total 2009 remuneration for the impacted individuals, consistent with the accounting policy outlined in Note 1(x)(iv) of the financial report.
6	Messrs Dienst, Larry, Ratner and Kelman are residents of the United States and receive their cash payments in US dollars. Messrs Bird and Davy are residents of the United Kingdom and receive their cash payments in pounds sterling.
7	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009. Please refer to Section E – Service Agreements for further information on termination benefits paid to Mr Sutcliffe.
8	Share-based payments for Messrs Kelman and Ratner in 2009 include the value of 30,048 shares of ADSs each that they received as part of their integration bonus.
9	The Company accepted the resignation of Mr Bird on 17 August 2009. Under the terms of his resignation, Mr Bird forfeited any entitlement to an STI ‘bridge’ bonus payment and unvested LTI awards.
10	Mr Cunningham retired on 21 November 2008. Termination benefits represent payments for severance, but do not include payments for unused leave as these accruals were previously disclosed as remuneration. In addition, share-based payments for Mr Cunningham in 2009 represent the acceleration of expense for awards which have not yet vested, but contain ‘good-leaver’ provisions.

Fixed and actual At Risk remuneration for the 2010 financial year
The table below sets out, for the executive directors and senior executives, the percentage of their actual financial year annual remuneration which was At-Risk versus Fixed, and the percentage of the value of their total remuneration that consisted of Options and Rights.

	Fixed	At-Risk	Remuneration	Remuneration
	Remuneration	Remuneration	consisting of	consisting of
	%	%	Rights %	Options %

Executive Directors:
D Dienst	38%	62%	37%	17%

Senior Executives:
G Davy	23%	77%	27%	11%
R Kelman	52%	48%	19%	22%
R Larry	35%	65%	16%	20%
D McGree	29%	71%	18%	11%
A Ratner	45%	55%	24%	23%

E: EXECUTIVE CONTRACTS
Group Chief Executive Officer
The Group Chief Executive Officer’s contract with Metal Management, Inc. (MMI), entered into as of 26 July 2007 was amended as of 1 August 2009 and expires on 30 June 2012. The contract may be extended thereafter on an annual basis, provided however that the Company may terminate the contract at any time for Cause.
Consistent with the underlying agreement with MMI, if Mr Dienst is terminated involuntarily other than for Cause, then the Company will continue to pay Mr Dienst his fixed remuneration and target bonus for 24 months following termination. All unvested share options, share grants, and LTI Plan awards vest upon involuntary termination.
Prior to the merger between MMI and the former Sims Group Limited, the MMI board amended certain grants of restricted stock pursuant to Mr Dienst’s previous employment contract with MMI which caused vesting of such restricted stock upon a change of control.
The amended employment contract with the Company requires that Mr Dienst pays back up to US$3 million (Clawback Amount), amortising over a four-year period, should he resign or terminate his agreement other than for good reason, as defined by the agreement. The amortisation of the Clawback Amount for the 2010 financial year was A$800,229 and has been included as part of Mr Dienst’s remuneration under the heading ‘Share-Based Payments’ in the remuneration table. As at 30 June 2010, the remaining Clawback Amount is A$1,605,757.

Other senior executives
The details of executive contracts, other than the Group Chief Executive Officer, are summarised in the following table.

Contract term	-	Messrs Davy and McGree have fixed term contracts with automatic renewal.
	-	Mr Larry’s contract expires on 30 June 2012 with no automatic renewal.
	-	Messrs Kelman and Ratner do not have employment contracts.

Notice period	-	Contracts typically may not be terminated during the fixed term, other than for Cause.
	-	For Messrs Davy and McGree, after the expiration of the term, the Company must typically provide 12 months prior written notice or payment in lieu of notice. The executive is typically required to provide three months prior written notice to terminate the agreement.

Termination provisions (other than for Cause)	-	Mr Larry is entitled to receive an amount equivalent to 12 months base salary and all unvested share awards will vest.

Change of control	-	Mr Larry is entitled to an amount equal to two times his fixed remuneration, and all unvested share awards will vest, if his employment is terminated within 12 months of a result of change in control. This is a carryover from Mr Larry’s contract with MMI.
	-	Mr McGree is entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of the employer six months after a takeover of the Company (or if he is terminated within six months of such a takeover).

Redundancy	-	In the event of redundancy, Messrs Davy and McGree are each entitled to the greater of 12 months’ notice or payment in lieu, or a benefit calculated by reference to the Sims Metal Management Redundancy Policy up to a maximum of 18 months’ remuneration depending upon years of service.

Additional legacy contractual entitlements	-	In recognition of Mr Davy’s contribution to the growth of the Company and the Company’s desire to retain his services, a grant of Rights in respect of Sims Metal Management shares was provided to Mr Davy on 1 July 2007. This grant vested in March 2010.
	-	In recognition of Mr McGree’s contribution to the growth of the Company and the Company’s desire to retain his services, a grant of Rights in respect of Sims Metal Management shares was provided to Mr McGree on 17 September 2007. This grant vested in April 2010.

Former executives
Executive Director
The Executive Director Mr Sutcliffe’s Agreement was terminated by way of redundancy on 26 August 2009.
As disclosed in last year’s report, Mr Sutcliffe received a lump-sum redundancy payment of A$1,551,000, comprising his notice period, salary for a three month period of A$337,000 and a pro-rated STI payment for the 2010 financial year of A$387,000. He was also paid a cash settlement of A$1,273,000 for performance rights scheduled to vest on 31 August 2009 and A$700,000 for performance rights scheduled to vest on 31 October 2010, pursuant to an employment contract amendment made in September 2007. All other outstanding equity awards were retained as a result of ‘good-leaver’ provisions which resulted in the Company recognising an accelerated share-based payment expense of A$870,000 in the 2010 financial year. Mr Sutcliffe received statutory entitlements under long service leave and annual leave, and entitlement to defined benefit plans, as if employment continued through 31 October 2009 and 31 October 2010, respectively. Mr Sutcliffe also received a Superannuation payment in the amount of A$467,436 on 1 July 2010.
Managing Director United Kingdom Metals
The Company accepted the resignation of Mr Bird on 17 August 2009. Under the terms of the Company’s LTI Plans, equity awards that were unvested at the time of his resignation were forfeited by Mr Bird.

F: ADDITIONAL EXECUTIVE DISCLOSURES
(a) Share based remuneration
(a)(1) Options provided as remuneration
Details of Options affecting remuneration of senior executives in the previous, this or future reporting periods are as follows:
-	No options were exercised or lapsed in the 2009 or 2010 financial years, other than Mr Bird’s 39,347 Options which lapsed in August 2009 on ceasing his employment.

-	No Options will vest if the conditions are not satisfied; hence, the minimum value of unvested awards is nil.

-	The maximum value of the unvested awards has been determined as the amount of the grant date fair value that is yet to be expensed.
The following table summarises the terms of Options grants with shares remaining unvested.

					Date next		Maximum total
		Number	Exercise	Fair value at	tranche can	Expiry	value of
Name	Grant date	granted	price	grant date	be exercised	date	unvested grant

Ordinary shares (A$)
J Sutcliffe[1]	24 Nov 08	135,435	$13.11	$2.78 - $3.35	31 Aug 10	24 Nov 15	-

G Davy	23 Nov 09	37,231	$21.95	$6.06 - $7.53	31 Aug 10	23 Nov 16	146,450
	02 Apr 09	48,950	$17.79	$5.12 - $6.43	31 Aug 10	02 Apr 16	62,377

D McGree	23 Nov 09	46,908	$21.95	$6.06 - $7.53	31 Aug 10	23 Nov 16	184,514
	02 Apr 09	47,534	$17.79	$5.12 - $6.43	31 Aug 10	02 Apr 16	60,573

ADS (US$)
D Dienst	23 Nov 09	178,037	$20.57	$6.13 - $7.70	31 Aug 10	23 Nov 16	715,394
	24 Nov 08	181,654	$ 8.39	$2.33 - $2.82	31 Aug 10	24 Nov 15	87,404

R Kelman	23 Nov 09	44,914	$20.57	$6.13 - $7.70	31 Aug 10	23 Nov 16	180,475
	02 Apr 09	87,664	$12.19	$4.11 - $5.25	31 Aug 10	02 Apr 16	91,196

R Larry	23 Nov 09	56,142	$20.57	$6.13 - $7.70	31 Aug 10	23 Nov 16	225,591
	02 Apr 09	109,580	$12.19	$4.11 - $5.25	31 Aug 10	02 Apr 16	113,997

A Ratner	23 Nov 09	44,914	$20.57	$6.13 - $7.70	31 Aug 10	23 Nov 16	180,475
	02 Apr 09	87,664	$12.19	$4.11 - $5.25	31 Aug 10	02 Apr 16	91,196

1 Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009. Please refer to Section E – Executive Contracts for further information relating to ‘good-leaver’ provisions in Mr Sutcliffe’s share grants.

The following table summarises the Option holdings of Key Management Personnel for the 2010 financial year.

								Value of
								options
								granted as
						Number		part of
						of		remuneration
			Options	Options	Number	options		and that
		Options	exercised	lapsed	of	vested	Number	were
	Number of	granted	during	during	options	during	of options	exercised or
	options	during the	the	the	held at	the	vested at	sold during
	held at 1	financial	financial	financial	30 June	financial	30 June	the financial
Name	July 2009	year	year	year	2010	year	2010	year

Ordinary Shares (A$)

J Sutcliffe	135,435	-	-	-	135,435	45,145	45,145	-

T Bird	39,347	-	-	39,347	-	-	-	-

G Davy	48,950	37,231	-	-	86,181	16,317	16,317	-

D McGree	47,534	46,908	-	-	94,442	15,845	15,845	-

ADS (US$)

D Dienst	591,654	178,037	-	-	769,691	60,551	470,551	-

R Kelman	87,664	44,914	-	-	132,578	29,221	29,221	-

R Larry	109,580	56,142	-	-	165,722	36,526	36,526	-

A Ratner	87,664	44,914	-	-	132,578	29,221	29,221	-
(a)(2) Rights provided as remuneration
Details of Rights affecting remuneration of executive directors and senior executives in the previous, this or future reporting periods are as follows. For each grant of Rights, the percentage of the available grant that was vested in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria are set out below.
-	No Rights will vest if the conditions are not satisfied; hence, the minimum value of Rights yet to vest is nil.

-	The maximum value of the Rights yet to vest has been determined as the amount of the grant date fair value that is yet to be expensed.
(a)(3) Additional retention awards
-	Special retention awards granted in 2007 to Messrs Davy and McGree vested in the 2010 financial year.

-	Mr McGree’s vesting of 21,044 rights occurred as scheduled on 30 April 2010.

-	Mr Davy’s vesting of 44,803 rights was accelerated by 30 days to 31 March 2010. The vesting acceleration allowed the preservation of some of the intended award value and resulted in an insignificant additional accounting expense for the Company.

The table below summarises the terms of outstanding grants of Rights.

								Maximum
			Fair					total value
			value at			Date next		of
		Number	grant	Vested	Forfeited	tranche	Expiry	unvested
Name	Grant date	granted	date	%	%	vests	Date	grant

Ordinary shares (A$)

J Sutcliffe[1]	25 Sep 07	59,492	$28.04	-	-	31 Aug 10	31 Aug 10	-
	25 Sep 07	44,218	$24.03	-	-	31 Aug 10	31 Aug 10	-
	24 Nov 08	44,440	$9.04	-	-	31 Aug 11	31 Aug 11	-

G Davy	01 July 07	44,803	$22.26	100	-	-	-	-
	25 Sep 07	13,703	$29.78	72.1	27.9	-	-	-
	25 Sep 07	13,100	$28.04	-	-	31 Aug 10	31 Aug 12	-
	25 Sep 07	9,737	$24.03	-	-	31 Aug 10	31 Aug 12	-
	02 Apr 09	18,312	$15.46	-	-	31 Aug 11	31 Aug 13	104,482
	23 Nov 09	16,928	$15.97			31 Aug 12	31 Aug 14	185,129

D McGree	17 Sep 07	21,044	$27.28	100	-	-	-	-
	25 Sep 07	12,664	$29.78	72.1	27.9	-	-	-
	25 Sep 07	12,107	$28.04	-	-	31 Aug 10	31 Aug 12	-
	25 Sep 07	8,998	$24.03	-	-	31 Aug 10	31 Aug 12	-
	02 Apr 09	16,313	$15.46	-	-	31 Aug 11	31 Aug 13	93,076
	23 Nov 09	20,728	$15.97			31 Aug 12	31 Aug 14	226,687

ADS (US$)
D Dienst	24 Nov 08	61,092	$5.70	-	-	31 Aug 11	31 Aug 13	128,515
	23 Nov 09	197,006	$11.99			31 Aug 12	31 Aug 14	1,617,571

R Kelman	01 Nov 05	14,931	$10.26	100	-	-	-	-
	25 Sep 07	14,137	$24.33	-	-	31 Aug 10	31 Aug 12	-
	25 Sep 07	10,507	$20.84	-	-	31 Aug 10	31 Aug 12	-
	02 Apr 09	38,580	$10.32	-	-	31 Aug 11	31 Aug 13	146,939
	23 Nov 09	25,531	$11.99			31 Aug 12	31 Aug 14	209,629

R Larry[2]	02 Apr 09	48,225	$10.32	-	-	31 Aug 11	31 Aug 13	183,674
	23 Nov 09	31,914	$11.99	-	-	31 Aug 12	31 Aug 14	262,038
	18 Feb 10	5,260	$17.45	-	-	28 Feb 11	28 Feb 11	59,320
	18 Feb 10	5,261	$16.76	-	-	28 Feb 12	28 Feb 12	72,348
	18 Feb 10	5,261	$16.11	-	-	28 Feb 13	28 Feb 13	74,572

A Ratner	14 Mar 08	25,625	$25.27	67	-	14 Mar 11	14 Mar 11	52,552
	02 Apr 09	38,580	$10.32	-	-	31 Aug 11	31 Aug 13	146,939
	23 Nov 09	25,531	$11.99			31 Aug 12	31 Aug 14	209,629

1 Mr Sutcliffe’s agreement way terminated by way of redundancy on 26 August 2009. Please refer to Section E – Executive Contracts for further information relating to ‘good leaver’ provisions in Mr Sutcliffe’s share grants. As a result, a share-based payment expense has been recognised for all awards scheduled to vest.
2 The Company made a one-time award to Mr Larry on 18 February 2010 as part of a special bonus as described in section (b)(1)(ii).
The following table summarises the Rights holdings of Key Management Personnel for the 2010 financial year.

	Balance at				Other	Balance at
Name	30 June 2009	Granted	Vested	Forfeited	Changes	30 June 2010

Executive Directors:
D Dienst (ADS)	61,092	197,006	-	-	-	258,098
J Sutcliffe[1]	258,344	-	-	(23,982)	(86,212)	148,150
Senior Executives:
T Bird[2]	62,773	-	-	(62,773)	-	-
G Davy	99,655	16,928	(54,683)	(3,823)	-	58,077
R Kelman (ADS)	78,155	25,531	(14,931)	-	-	88,755
R Larry (ADS)	48,225	47,696	-	-	-	95,921
D McGree	71,126	20,728	(30,175)	(3,533)	-	58,146
A Ratner (ADS)	55,664	25,531	(8,542)	-	-	72,653

1 Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Pursuant to the good-leaver provisions in his award agreement, Mr Sutcliffe retained his rights. Other changes represent rights which were cash-settled as part of Mr Sutcliffe’s redundancy.
2 The Company accepted Mr Bird’s resignation on 17 August 2009 and as a result, he forfeited his unvested rights.

G: NON-EXECUTIVE DIRECTOR REMUNERATION
Approach to determining NED fees
Remuneration for NEDs reflects the Company’s desire to attract, motivate and retain high quality directors and to ensure their active participation in the Company’s affairs for the purposes of corporate governance, regulatory compliance and other matters to maximize shareholder value. The Company aims to provide a level of remuneration for NEDs taking into account, among other things, fees paid for similar roles in comparable companies, the time commitment, risk and responsibility accepted by NEDs, and recognition of their commercial expertise and experience.
Approved fee pool
Annual NED fees are determined within an aggregate directors’ fee pool limit which is periodically recommended for approval by shareholders. The current pool limit is A$3,000,000, as approved at the Annual General Meeting of the Company held on 20 November 2009. At that time, the pool was increased from A$2,500,000 to enable the appointment of an additional NED and to respond to foreign exchange fluctuations in the payment of fees to existing NEDs who are paid in currency other than Australian dollars: i.e. US dollars or Japanese yen. The Committee believes that the current pool limit is adequate and that no changes are necessary at this time.
Base and committee fee policy
NEDs receive an annual fee, paid either monthly or quarterly, for their services.
NED fees are inclusive of superannuation, where applicable, and are made up of a base fee for each NED, and a base fee for the Chairman of the board. In addition, the Chairman of each board committee receives a fee for acting in such capacity. All of those fees are as outlined in the table below.

NED FEES IN A$ (EFFECTIVE 1 JULY 2009)

Base fee (Chairman)	433,200
Base fee (Non-executive Director)	195,600
Chairman Risk, Audit & Compliance Committee	60,000
Chairman Safety, Health, Environment & Community Committee	30,000
Chairman Remuneration Committee	30,000
Chairman Finance & Investment Committee	30,000
Chairman Nomination/Governance Committee	30,000

A NED does not receive a fee for being a member (other than as a chair) of a board committee.
NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from meetings of the board or when otherwise engaged in the business of the Company in accordance with board policy.
NEDs are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination or entitlement to termination payments other than as noted below under Retirement benefits.
NED equity arrangements
NEDs may participate in the Sims Metal Management Deferred Tax Director and Employee Share Plan (NED Plan). Under the NED Plan, a NED agrees to contribute a nominated percentage of the annual fees received from the Company to fund the acquisition of shares in the Company by the NED Plan trustee. There was no participation in this plan during the 2010 financial year.
NEDs do not participate in any incentive (cash or equity-based) arrangements. Messrs Lewon and Morris hold stock options as a result of grants made by MMI prior to the merger with Sims in 2008.
Retirement benefits
The Company’s NEDs’ Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amounts in respect of the remaining NEDs who had participated (Messrs Mazoudier and Feeney) were frozen and have been indexed at 5% per annum until payment. For Australian resident NEDs, the Company withholds 9% of their fees and contributes on behalf of each such NED to a complying superannuation fund, as required by legislation. Mr Mazoudier received A$977,123 from the Company’s NED Retirement Allowance Scheme upon retirement.

Fees paid to NEDs during the 2010 financial year (and comparatives)
Details of the fees paid to NEDs are set out below. Fees for the financial year that were paid in US dollars were converted at a rate of A$1 to US$.9626. Fees paid in Japanese yen were converted at a rate of A$1 to ¥ 101.04, both being the exchange rates set by the board in July 2008. For NEDs who receive payments in foreign currencies, the tables below reflect the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment.

			Short-			Share-
			term	Post-employment		based
			benefits	benefits		payments
						NED
				Superannu	Retirement	Share
(A$)	Location	Year	Cash Fees[8]	ation	benefits	Plan	Total

P Varello[1,9]	USA	2010	511,861	-	-	-	511,861
		2009	284,897	-	-	-	284,897

N Bobins[1,9]	USA	2010	279,017	-	-	-	279,017
		2009	284,897	-	-	-	284,897

G Brunsdon[2]	Australia	2010	109,993	10,878	-	-	120,871
		2009	-	-	-	-	-

J DiLacqua[1,3,9]	USA	2010	-	-	-	-	-
		2009	87,768	-	-	-	87,768

JM Feeney	Australia	2010	205,296	20,304	22,150	-	247,750
		2009	173,504	17,389	21,096	19,708	231,697

M Iwanaga[4,9]	Japan	2010	97,101	-	-	-	97,101
		2009	293,526	-	-	-	293,526

R Lewon[1,9]	USA	2010	262,853	-	-	-	262,853
		2009	247,013	-	-	-	247,013

P Mazoudier[5]	Australia	2010	87,239	8,628	18,773	-	114,640
		2009	397,432	35,769	45,636	-	478,837

G Morris[1,9]	USA	2010	316,120	-	-	-	316,120
		2009	322,782	-	-	-	322,782

C Renwick	Australia	2010	205,296	20,304	-	-	225,600
		2009	167,351	18,628	-	39,622	225,601

P Sukagawa[6]	Japan	2010	119,533	-	-	-	119,533
		2009	-	-	-	-	-

J Thompson[1,7,9]	USA	2010	125,325	-	-	-	125,325
		2009	-	-	-	-	-

Total		2010	2,319,634	60,114	40,923	-	2,420,671
		2009	2,259,170	71,786	66,732	59,330	2,457,018

1 Messrs Bobins, DiLacqua, Lewon, Morris, Thompson and Varello are residents of the United States and received their payments in US dollars.
2 Mr Brunsdon retired from the board on 21 November 2007 and was re-appointed 20 November 2009.
3 Mr DiLacqua retired from the board on 21 November 2008.
4 Mr Iwanaga is a resident of Japan and received his payments in Japanese yen. He retired from the board 20 November 2009.
5 Mr Mazoudier retired from the board on 20 November 2009.
6 Mr Sukagawa was appointed to the board on 20 November 2009 as a representative director of Mitsui. He is currently employed by a subsidiary of Mitsui and as a result his director fees are paid to a Mitsui affiliate.
7 Mr Thompson was appointed to the board on 20 November 2009.
8 Figure shown is after fee sacrifice to either superannuation and/or NED Share Plan.
9 Fees for the financial year that were paid in US dollars were converted at a rate of A$1 to US$.9626. Fees paid in Japanese yen were converted at a rate of A$1 to ¥ 101.04, both being the exchange rates set by the board in July 2008. For NEDs who receive payments in foreign currencies, the table reflects the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment.
This report is made in accordance with a resolution of the board of directors and is signed for and on behalf of the board of directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer
Houston	Sydney
26 August 2010	27 August 2010

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au
Auditor’s Independence Declaration
As lead auditor for the audit of Sims Metal Management Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J Parker	Sydney
Partner	27 August 2010
PricewaterhouseCoopers
Liability limited by a scheme approved under Professional Standards Legislation

Sims Metal Management Limited
Consolidated Income Statements
For the year ended 30 June 2010

		2010	2009	2008
	Note	A$m	A$m	A$m
Revenue	5	7,458.5	8,641.0	7,670.5

Other income	6	25.2	33.7	55.7
Raw materials used and changes in inventories	10	(5,344.3)	(6,272.6)	(5,324.6)
Freight expense		(716.0)	(919.3)	(778.7)
Employee benefits expense		(433.0)	(592.4)	(404.9)
Depreciation and amortisation expense	7	(143.9)	(170.8)	(95.1)
Repairs and maintenance expense		(111.7)	(147.8)	(126.2)
Other expenses		(538.4)	(542.2)	(363.0)
Finance costs	7	(16.4)	(21.5)	(34.4)
Goodwill impairment charge	13	-	(191.1)	(3.3)
Share of pre-tax profit of investments accounted for using the equity method	29	14.5	60.8	64.6

Profit/(loss) before income tax		194.5	(122.2)	660.6

Income tax expense	8	(67.8)	(28.1)	(220.5)

Profit/(loss) for the year		126.7	(150.3)	440.1

		A¢	A¢	A¢
Earnings/(loss) per share:
Basic	32	64.9	(82.5)	309.3
Diluted	32	64.5	(82.5)	306.3
Consolidated Statements of Comprehensive Income
For the year ended 30 June 2010

		2010	2009	2008
	Note	A$m	A$m	A$m
Profit/(loss) for the year		126.7	(150.3)	440.1

Other comprehensive (loss)/income
Other financial assets	20	(1.4)	-	-
Cash flow hedge instruments	20	(1.5)	0.6	(14.3)
Exchange differences on translation of foreign operations	20	(121.3)	337.1	(130.8)
Actuarial losses on defined benefit plans	18(c)	(3.8)	(8.2)	(11.2)
Income tax on other comprehensive income	8	2.1	3.1	8.0

Other comprehensive (loss)/income for the year, net of tax		(125.9)	332.6	(148.3)

Total comprehensive income for the year		0.8	182.3	291.8

The consolidated income statements and statements of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Financial Position
As at 30 June 2010

		2010	2009
	Note	A$m	A$m
ASSETS
Current assets
Cash and cash equivalents	33	132.3	69.5
Trade and other receivables	9	576.2	350.3
Current tax receivable		-	96.2
Inventory	10	776.9	469.2
Other financial assets		8.7	0.7

Total current assets		1,494.1	985.9

Non-current assets
Receivables	9	7.9	17.6
Investments accounted for using the equity method	29	369.5	400.2
Other financial assets		21.4	-
Property, plant and equipment	12	925.8	947.7
Deferred tax assets	8	74.1	71.6
Goodwill	13	1,151.7	1,146.8
Other intangible assets	14	195.2	238.8

Total non-current assets		2,745.6	2,822.7

Total assets		4,239.7	3,808.6

LIABILITIES
Current liabilities
Trade and other payables	15	614.2	521.8
Borrowings	16	0.6	0.8
Other financial liabilities		5.0	10.5
Current tax liabilities		23.2	5.9
Provisions	17	31.1	38.0

Total current liabilities		674.1	577.0

Non-current liabilities
Payables		3.3	4.3
Borrowings	16	116.6	174.3
Deferred tax liabilities	8	133.7	148.8
Provisions	17	22.2	34.0
Retirement benefit obligations	18	11.0	11.2

Total non-current liabilities		286.8	372.6

Total liabilities		960.9	949.6

Net assets		3,278.8	2,859.0

EQUITY
Contributed equity	19	2,795.2	2,352.9
Reserves	20	58.1	166.0
Retained earnings	20	425.5	340.1

Total equity		3,278.8	2,859.0

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Changes in Equity
For the year ended 30 June 2010

		Contrib-
		uted		Retained	Total
		equity	Reserves	earnings	Equity
	Note	A$m	A$m	A$m	A$m
Balance at 1 July 2007		812.0	(64.6)	424.7	1,172.1

Total comprehensive income for the year		-	(140.5)	432.3	291.8

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(174.7)	(174.7)
Share-based payments		5.7	30.8	-	36.5
Acquisition of Metal Management Inc		1,490.1	-	-	1,490.1
Dividend Reinvestment Plan	21	18.1	-	-	18.1

		1,513.9	30.8	(174.7)	1,370.0

Balance at 30 June 2008		2,325.9	(174.3)	682.3	2,833.9

Total comprehensive income for the year		-	338.0	(155.7)	182.3

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(186.5)	(186.5)
Share-based payments		0.4	2.3	-	2.7
Dividend Reinvestment Plan	21	26.6	-	-	26.6

		27.0	2.3	(186.5)	(157.2)

Balance at 30 June 2009		2,352.9	166.0	340.1	2,859.0

Total comprehensive income for the year		-	(123.2)	124.0	0.8

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(38.6)	(38.6)
Share-based payments		0.5	15.3	-	15.8
Issue of shares under Institutional Placement	19	391.4	-	-	391.4
Issue of shares under Share Purchase Plan	19	41.2	-	-	41.2
Dividend Reinvestment Plan	21	9.2	-	-	9.2

		442.3	15.3	(38.6)	419.0

Balance at 30 June 2010		2,795.2	58.1	425.5	3,278.8

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Cash Flows
For the year ended 30 June 2010

		2010	2009	2008
	Note	A$m	A$m	A$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		7,230.3	9,232.8	7,353.9
Payments to suppliers and employees (inclusive of goods and services tax)		(7,305.1)	(8,475.6)	(6,943.1)
Interest received		2.8	2.3	2.9
Interest paid		(16.2)	(20.9)	(34.4)
Dividends from associates and jointly controlled entities	29	19.6	41.5	5.1
Insurance recoveries		1.0	12.3	7.6
Income taxes refunded (paid)		20.1	(238.0)	(144.5)

Net cash (outflow)/inflow from operating activities	33	(47.5)	554.4	247.5

Cash flows from investing activities
Payments for property, plant and equipment	12	(120.9)	(187.5)	(129.7)
Payments for acquisition of subsidiaries, net of cash acquired	27	(113.4)	(76.0)	(58.5)
Payments for other financial assets		(22.8)	-	-
Proceeds from sale of property, plant and equipment		8.1	5.5	2.0
Proceeds from sale of subsidiaries		-	39.7	-
Return of capital from jointly controlled entities	29	0.4	3.6	48.5

Net cash outflow from investing activities		(248.6)	(214.7)	(137.7)

Cash flows from financing activities
Proceeds from borrowings		3,009.9	1,847.3	815.7
Repayment of borrowings		(3,051.1)	(2,112.6)	(678.3)
Fees paid for loan facilities		(3.2)	(2.0)	-
Proceeds from issue of shares		441.9	0.4	5.7
Transaction costs associated with issue of shares		(8.8)	-	-
Dividends paid	21	(29.4)	(159.9)	(156.6)

Net cash inflow (outflow) from financing activities		359.3	(426.8)	(13.5)

Net increase/(decrease) in cash and cash equivalents		63.2	(87.1)	96.3

Cash and cash equivalents at the beginning of the financial year		69.5	133.5	38.6
Effects of exchange rate changes on cash and cash equivalents		(0.4)	23.1	(1.4)

Cash and cash equivalents at the end of the financial year	33	132.3	69.5	133.5

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the year ended 30 June 2010

		Page

1	Summary of significant accounting policies	33
2	Financial risk management	49
3	Critical accounting estimates and judgements	55
4	Segment information	56
5	Revenue	60
6	Other income	60
7	Expenses	61
8	Income tax and deferred tax	62
9	Trade and other receivables	65
10	Inventory	66
11	Other financial assets and liabilities	67
12	Property, plant and equipment	68
13	Goodwill	69
14	Intangible assets	71
15	Trade and other payables	71
16	Borrowings	72
17	Provisions	72
18	Retirement benefit obligations	73
19	Contributed equity	76
20	Reserves and retained earnings	77
21	Dividends	79
22	Contingencies	80
23	Commitments	81
24	Share ownership plans	81
25	Key management personnel disclosures	86
26	Remuneration of auditors	91
27	Business combinations and disposals	91
28	Subsidiaries	93
29	Investments in associates and jointly controlled entities	97
30	Related party transactions	100
31	Parent entity financial information	101
32	Earnings per share	102
33	Cash flow information	103
34	Events occurring after the reporting period	104

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies
The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. These financial statements are for the consolidated entity consisting of Sims Metal Management Limited (the “Company”) and its subsidiaries (collectively, the “Group”).
(a) Basis of preparation
These general purpose financial statements have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, Urgent Issues Group Interpretations (“UIGI”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”).
Compliance with IFRS as issued by the IASB
The consolidated financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Historical cost convention
The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, available-for-sale financial assets and post-retirement assets and liabilities. The Group’s policy in respect of these items is set out in the notes below.
Reclassifications
Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact effect on the previously reported consolidated financial statements. The Group reclassified legal provisions of A$16.2 million which were included within trade and other payables as at 30 June 2009 to current provisions to be consistent with the presentation as at 30 June 2010.
Critical accounting estimates
The preparation of financial statements in conformity with Australian Accounting Standards and IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.
Financial statement presentation
The Group adopted revised AASB 101 (IAS 1), Presentation of Financial Statements on 1 July 2009. The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the Group had to change the presentation of its consolidated financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.
(b) New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2010 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.
(i) AASB 2009-5, Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project (Improvements to IFRS issued in April 2009)
Various accounting standards have been amended for minor changes in presentation, disclosure, recognition and measurement purposes. The amendments, which will become mandatory for the Group’s 30 June 2011 financial statements, are not expected to have a significant impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(b) New accounting standards and interpretations (continued)
(ii) AASB 2009-8 (Amendment to IFRS 2), Amendments to Australian Accounting Standards-Group Cash-Settled Share-Based Payment Transactions
The amendments clarify the scope of AASB 2 (IFRS 2) as well as accounting for cash-settled (by the parent) share-based payment transactions in the separate or individual financial statements of a subsidiary receiving the goods or services when another subsidiary or shareholder has the obligation to settle the award. The amendments, which will become mandatory for the Group’s 30 June 2011 financial statements, are not expected to have a significant impact on the consolidated financial statements.
(iii) AASB 124 (IAS 24) Related Party Disclosures
A revised AASB 124 (IAS 24) was issued to primarily simplify the definition of a related party and clarify its intended meaning. The standard is effective for accounting periods beginning on or after 1 January 2011. The Group will apply the amended standard from 1 July 2011. The amendments are not expected to have a significant impact on the consolidated financial statements.
(iv) AASB 2009-14 (IFRIC 14) Amendments to Australian Interpretations – Prepayments of a Minimum Funding Requirement
The amendments remove an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The amendments are effective for annual periods beginning on or after 1 January 2011, and must be applied retrospectively. The amendment is not expected to have a significant impact on the Group’s consolidated financial statements. The Group intends to apply the amendment from 1 July 2011.
(v) AASB 9 (IFRS 9) Financial Instruments
AASB 9 (IFRS 9) addresses the classification and measurement of financial assets. This new standard represents the first phase of the AASB’s (IASB’s) project to replace AASB 139 (IAS 39), “Financial Instruments: Recognition and Measurement”. The new standard is effective for annual periods beginning on or after 1 January 2013 but is available for early adoption. AASB 9 (IFRS 9) introduces new requirements for classifying and measuring financial instruments, including:
•	The replacement of the multiple classification and measurement models in AASB 139 (IAS 39) with a single model that has only two classification categories: amortised cost and fair value.

•	The replacement of the requirement to separate embedded derivatives from financial assets with a requirement to classify a hybrid contract in its entity at either amortised cost or fair value.

•	The replacement of the cost exemption for unquoted equities and derivatives on unquoted equities with guidance on when cost may be appropriate estimate of fair value.
The Group has not yet completed its assessment of AASB 9 (IFRS 9).
(vi) AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Project and AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project (IASB Improvements to IFRS issued in May 2010)
The AASB has made a number of amendments to Australian Accounting Standards as a result of the IASB’s annual improvements project. The Group will apply the amendments from 1 July 2010. The Group has not yet completed its assessment of the amendments.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(c) Principles of consolidation
(i) Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(ii) Associates
An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20% and 50% of the voting rights, but can also arise where the Group holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post-tax results and reserves of associates are included in the financial statements using the equity method. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
(iii) Joint ventures
A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. In some situations, joint control exists even though the Group has an ownership interest of more than 50% because of the veto rights held by joint venture partners. The Group has two types of joint ventures:
Jointly controlled entities
A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venture has a long-term interest. Jointly controlled entities are accounted for using the equity method. In addition, for both associates and jointly controlled entities, the carrying value will include any long-term debt interests that in substance form part of the Group’s net investment.
Joint venture operations
A joint venture operation is a joint venture in which the venturers have joint control over assets contributed to or acquired for the purpose of the joint venture. A joint venture operation does not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of joint venture operations are incorporated into the Group’s financial statements under the appropriate headings.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(c) Principles of consolidation (continued)
(iv) Changes in ownership interests
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of the Company.
When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.
(v) Change in accounting policy
The Group has changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control, joint control or significant influence from 1 July 2009 when a revised AASB 127 (IAS 27) Consolidated and Separate Financial Statements became operative. The revisions to AASB 127 (IAS 27) contained consequential amendments to AASB 128 (IAS 28) Investments in Associates and AASB 131 (IAS 31) Interests in Joint Ventures.
Previously transactions with non-controlling interests were treated as transactions with parties external to the Group. Disposals therefore resulted in gains or losses in profit or loss and purchases resulted in the recognition of goodwill. On disposal or partial disposal, a proportionate interest in reserves attributable to the subsidiary was reclassified to profit or loss or directly to retained earnings. The revised standard affected the acquisition of a jointly controlled entity which is detailed in Note 29.
Previously when the Group ceased to have control, joint control or significant influence over an entity, the carrying amount of the investment at the date control, joint control or significant influence ceased became its cost for the purposes of subsequently accounting for the retained interests as associates, jointly controlled entity or financial assets.
The Group has applied the new policy prospectively to transactions occurring on or after 1 July 2009. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the consolidated financial statements.
(d) Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred to the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(d) Business combinations (continued)
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets of the subsidiary acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.
Change in accounting policy
A revised AASB 3 (IFRS 3) Business Combinations became operative on 1 July 2009. Accordingly, while its adoption has no impact on previous acquisitions made by the Group, the revised standard has affected the accounting for the acquisitions disclosed in Note 27.
The revised standard introduces significant changes in the accounting for business combinations. Changes affect the valuation of non-controlling interests (previously “minority interests”), the accounting for transaction costs, the initial recognition and subsequent measurement of contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period when an acquisition occurs and future reported results.
(e) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars (“A$”), which is the Company’s functional and presentation currency.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
(ii) Transactions and balances
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(e) Foreign currency translation (continued)
(iii) Group companies
The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	statement of financial position items are translated at the closing rate at the date of that statement of financial position;

•	income statement items and statement of comprehensive income items are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case they are translated at the date of the transaction); and

•	all resulting exchange differences are recognised in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, borrowings and other financial instruments designated as hedges of such investments, or borrowings that qualify as quasi-equity loans, are recognised in other comprehensive income. When a loss of control occurs over a foreign operation, a proportionate share of such exchange differences is reclassified to profit or loss as part of the gain or loss on disposal where applicable. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(f) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Amounts billed to customers in respect of shipping and handling are classified as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.
Revenue is recognised for the major business activities as follows:
(i) Sale of goods
Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of goods to the customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.
(ii) Service revenue
Service revenue principally represents revenue earned from the collection of end-of-life post-consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.
(iii) Interest income
Interest income is recognised on a time proportion basis using the effective interest method.
(iv) Dividend income
Dividends are recognised when the right to receive payment is established.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(g) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.
(h) Income tax
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates provisions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
Entities within the Group may be entitled to claim special tax deductions for investments in qualifying assets (investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognised for unclaimed tax credits that are carried forward as deferred tax assets.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(i) Leases
Leases of property, plant and equipment in which the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in borrowings. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature.
(j) Segment information
Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer (“CEO”) who is the chief operating decision maker. Details on the Group’s segments are set out in Note 4.
(k) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential for impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units “CGUs”). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.
(l) Cash and cash equivalents
For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(m) Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days following shipment, except in the case of ferrous shipments made to export destinations which are generally secured by letters of credit that are collected within 10 days of shipment.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(m) Trade and other receivables (continued)
Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written-off by reducing the carrying amount directly. An allowance account (a provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Indicators of impairment would include significant financial difficulties of the debtor, likelihood of the debtors insolvency default or delinquency in payment or a significant deterioration in credit worthiness. The amount of the impairment provision is recognised in profit or loss within other expenses.
When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in profit or loss.
(n) Inventory
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditures, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
Stores consist of consumable and maintenance stores and are valued at the lower of cost and net realisable value. Cost is determined using weighted average costs.
(o) Non-current assets (or disposal groups) held for sale and discontinued operations
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value, which are specifically exempt from this requirement.
An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.
Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in profit or loss.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(p) Investments and other financial assets
Classification
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at the end of each reporting date.
(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the consolidated statement of financial position.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position.
(iii) Available-for-sale financial assets
Available-for-sale financial assets are non–derivative financial assets that are designated as available-for-sale or are not classified in any other category. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long-term.
Financial assets - reclassification
The Group may choose to reclassify a non-derivative trading financial asset out of the held-for-trading category if the financial asset is no longer held for the purpose of selling it in the near-term. Financial assets other than loans and receivables are permitted to be reclassified out of the held-for-trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held-for-trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.
Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortised cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.
Recognition and derecognition
Regular purchases and sales of financial assets are recognised on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in other comprehensive income are reclassified to profit or loss.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(p) Investments and other financial assets (continued)
Subsequent measurement
Loans and receivables are carried at amortised cost using the effective interest method.
Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in profit or loss within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the right to receive payments is established.
Details on how the fair value of financial instruments is determined are disclosed in Note 2.
Impairment
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is reclassified from equity and recognised in profit or loss as a reclassification adjustment. Impairment losses recognised in profit or loss on equity instruments classified as available-for-sale are not reversed through profit or loss.
If there is evidence of impairment for any of the Group’s financial assets carried at amortised cost, the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that have not been incurred. The cash flows are discounted at the financial asset’s original effective interest rate. The loss is recognised in profit or loss.
(q) Property, plant and equipment
Property, plant and equipment is recorded at historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost net of their residual values, over their estimated useful lives, as follows:
•	Buildings – 25 to 40 years

•	Plant and equipment – 3 to 20 years

•	Leasehold improvements – lesser of life of asset or life of the lease
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount as set out in Note 1(k). Gains and losses on disposals are determined by comparing proceeds with carrying amounts and recognised in profit or loss.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(r) Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedges”); or (ii) hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (“cash flow hedges”).
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses and are classified in the statement of financial position as a current asset or liability.
The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 11. Movements in the hedging reserve in equity are shown in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months. Trading derivatives are classified as a current asset or liability.
(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income and accumulated in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in profit or loss within revenue.
Where the hedged item is the cost of a non-financial asset or liability, such as a forecast transaction for the purchase of property, plant and equipment, the amounts recognised within other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gains or losses that were deferred in equity are immediately transferred to profit or loss.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(s) Goodwill and intangible assets
(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments accounted for under the equity method. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to CGUs for the purpose of impairment testing to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.
(ii) Trade Name
Trade name relates principally to the “Metal Management” trading name. This intangible asset has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trade name over its estimated useful life, which is 20 years.
(iii) Supplier relationships and contracts
Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships and contracts are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 19 years.
(iv) Permits
Permits acquired as part of a business combination are recognised separately from goodwill. Permits are issued by state and local governments and are renewable at little or no cost and are thus considered to have an indefinite life. Permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, and are carried at cost less accumulated impairment losses. Permits that relate to facilities that close or relocate are written-off to nil at the time the facility is closed or relocated.
(t) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of a financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
(u) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised to finance costs on a straight-line basis over the term of the loan facility.
Borrowings are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(u) Borrowings (continued)
Borrowings are classified as current liabilities unless the Group has the unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
(v) Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as expenses in the period in which they are incurred.
(w) Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
(x) Employee benefits
(i) Salaries and annual leave
Liabilities for salaries and annual leave expected to be settled within 12 months of the end of the period in which employees render the related service are recognised in other payables in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period in which the employees render the related service. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
(iii) Superannuation, pensions and other post-retirement benefits
The Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.
For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the cost is calculated on the basis of contributions payable.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(x) Employee benefits (continued)
(iii) Superannuation, pensions and other post-retirement benefits (continued)
For defined benefit schemes, the cost of providing pensions is charged to profit or loss so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. An asset or liability is consequently recognised in the statement of financial position based on the present value of the defined benefit obligation at the end of the reporting period, less any unrecognised past service costs and the fair value of plan assets at that date.
The present value of the defined benefit obligation is calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 18.
(iv) Share-based payments
Share-based compensation benefits are provided to certain employees via the schemes set out in Note 24. For share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase to a liability.
The fair value at grant date is independently determined using either a binomial model or a Monte-Carlo simulation model. The model takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, earnings per share targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At the end of each reporting period, the Group revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in profit or loss with a corresponding adjustment to equity.
(v) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits due more than twelve months after the end of the reporting period are discounted to present value.
(y) Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
(z) Dividends
A provision is made for the amount of any dividends declared on or before the end of the reporting period but not distributed at the end of the reporting period.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(aa) Earnings per share
Basic earnings per share is calculated by dividing net profit by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
(ab) Goods and services or other value-added taxes (“GST”)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority are presented as operating cash flows.
(ac) Parent entity financial information
The financial information for the parent entity, Sims Metal Management Limited, disclosed in Note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(i) Investments in subsidiaries, associate and joint venture entities
Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the financial statements of the Company. Dividends received from subsidiaries and associates are recognised in the Company’s profit or loss, rather than being deducted from the carrying amount of the investments.
(ii) Tax consolidation legislation
The Company and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Sims Metal Management Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its current and deferred tax amounts, the Company also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate the Company for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Company under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.
The amount receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 1 – Summary of significant accounting policies (continued)
(ac) Parent entity financial information (continued)
(ii) Tax consolidation legislation (continued)
Assets or liabilities arising under the tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(iii) Financial Guarantees
Where the Company has provided financial guarantees in relation to loans and payables of subsidiaries without compensation, the fair values of these guarantees are accounted for as contributions and recognised as part of the cost of the investment.
(ad) Rounding of amounts
The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars or as otherwise indicated.
Note 2 – Financial risk management
In the normal course of business, the Group’s activities expose it to the following financial risks:
•	market risk (including interest rate risk, foreign exchange risk and commodity price risk);

•	credit risk; and

•	liquidity risk.
This note presents information about the Group’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and their management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.
The Group’s overall financial risk management strategy seeks to mitigate these risks and minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments in certain circumstances in accordance with Board of Directors (“Board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Risk management is carried out by a limited number of employees as authorised by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
The Risk, Audit & Compliance Committee (“RAC”) of the Board oversees how management monitors compliance with the Group’s risk management framework in relation to the risks faced by the Group. The RAC is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the RAC.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 2 – Financial risk management (continued)
(a) Market risks
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Group primarily borrows at variable interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits and borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group’s borrowings are sourced primarily from domestic but also offshore markets. Some of the Group’s borrowings consist of foreign currency denominated borrowings. The Group’s regional operations can borrow in the currency of their geographic locations as all but one of the Group’s facilities are multi-option/currency facililties. The Group’s borrowings are managed in accordance with targeted currency, interest rate, liquidity and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which generally involve a LIBOR rate plus a margin.
The Group’s weighted average interest rate on interest-bearing liabilities for the year ended 30 June 2010 was 2.1% (2009: 3.6%). If interest rates had increased by 100 basis points as at the balance date and with all other variables held constant, post-tax profit for the year ended 30 June 2010 would have been A$0.8 million lower (2009: A$1.1 million lower). A sensitivity of 100 basis points is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the end of the reporting period. A 100 basis points decrease in interest rates would have an equal and opposite effect.
(ii) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk, primarily with respect to transactions settled in US dollars. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The exposure of an entity to transaction risk is minimised by matching local currency income with local currency costs.
The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in Australian dollars, US dollars, British pounds and Euros.
In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The forward foreign exchange contracts are used to hedge transactions denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. The Group does not hedge its exposure to recognised assets and liabilities.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
(ii) Foreign exchange risk (continued)
Financial assets and liabilities
Financial assets and liabilities denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to profit or loss. The table below shows the carrying amount of the Group’s foreign currency denominated financial assets and liabilities at the end of the reporting period.

	Net financial
	assets/(liabilities)
	2010	2009
	A$m	A$m
Currency:
US dollar	69.5	(58.3)
Euro	16.4	(57.5)
British pound	0.8	49.9
The table below shows the impact of a 10% appreciation of the relevant currency for the Group’s net foreign currency denominated financial assets. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US dollar		Euro		British pound
	2010	2009	2010	2009	2010	2009
	A$m	A$m	A$m	A$m	A$m	A$m
Impact on post-tax profit – higher/(lower)	4.5	(3.8)	1.1	(3.7)	0.1	3.2
Impact on equity	36.1	28.2	-	-	9.9	-
A 10% depreciation of the relevant currency would have an equal and opposite effect.
Forward foreign exchange contracts
The table below shows the Group’s sensitivity to foreign exchange rates on its forward foreign exchange contracts which are hedging future expected transactions. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US dollar		Euro		British pound
	2010	2009	2010	2009	2010	2009
	A$m	A$m	A$m	A$m	A$m	A$m
	+/-	+/-	+/-	+/-	+/-	+/-
Impact on post-tax profit	1.2	-	-	-	-	3.3
Impact on equity	5.4	1.7	0.3	0.4	1.4	4.8

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
(ii) Foreign exchange risk (continued)
The financial statements for each of the Group’s foreign operations are prepared in local currency, being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve.
(iii) Price risk
Commodity price risk
The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals and to a lesser extent precious metals which are at times volatile. The Group attempts to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to limits and policies approved by the Board and to systems of internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the end of the reporting period, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in profit or loss.
At the end of the reporting period, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The table below shows the carrying amount of the Group’s copper and nickel commodity contracts at the end of the reporting period.

	Net financial
	assets/(liabilities)
	2010	2009
	A$m	A$m
Copper	0.7	(4.6)
Nickel	4.4	(4.8)
The following table shows the effect on post-tax profit from a 10% appreciation in commodity prices at the end of the reporting period based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable, given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	Copper prices		Nickel prices
	2010	2009	2010	2009
	A$m	A$m	A$m	A$m
Impact on post-tax profit – higher/(lower)	(2.7)	(4.5)	(2.4)	(0.4)
A 10% depreciation of the stated commodity prices would have an equal and opposite effect.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
(iii) Price risk (continued)
Equity securities price risk
The Group is exposed to equity securities price risk through investments in marketable securities. These marketable securities are listed securities which are publicly traded in major financial markets. The price risk for these investments is immaterial in terms of possible impact on profit or loss.
(b) Credit risk
Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s statement of financial position.
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. Generally, the Group does not insure itself against collection risks.
The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that have a minimum credit rating of A by either Standard & Poor’s or Moody’s. Management also monitors the current credit exposure with each counterparty. Any changes to counterparties or their credit limits must be approved by the Group Chief Financial Officer.
(c) Liquidity risks
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities to meet obligations when they come due and the ability to close out market positions.
Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:
•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all;

•	the Group may be required to refinance the Group’s borrowing facilities; or

•	the Group may have insufficient access to capital to fund growth projects or in extreme instances, its operations.
The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic and volatile nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.
The Group has access to unsecured global multi-currency/multi-option loan facilities. Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group’s bankers. The loan facilities are subject to annual review, in which pricing considerations are undertaken, and have maturities in excess of one-year and less than three-years.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 2 – Financial risk management (continued)
(c) Liquidity risks (continued)
The Group had access to the following credit standby arrangements at the balance date.

	2010	2009
	A$m	A$m
Unsecured global multi-currency/multi-option loan facilities	1,422.9	1,063.0
Amount of credit unused	1,276.0	856.5
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2010			2009
		Between	Between		Between	Between
	Less than	1 and 2	2 and 5	Less than	1 and 2	2 and 5
	1 year	years	years	1 year	years	years
	A$m	A$m	A$m	A$m	A$m	A$m
Non-derivatives:
Trade and other payables	(614.2)	-	-	(521.8)	-	-
Payables – non-current	-	(0.9)	(2.4)	-	(2.0)	(2.3)
Borrowings (including interest payments)	(15.4)	(111.3)	(16.5)	(9.6)	(177.9)	-

	(629.6)	(112.2)	(18.9)	(531.4)	(179.9)	(2.3)

Derivatives:
Net settled (commodity contracts)	(4.4)	-	-	9.7	-	-
Gross settled:
- (inflow)	(274.4)	-	-	(174.7)	-	-
- outflow	278.7	-	-	174.8	-	-

	(0.1)	-	-	9.8	-	-

For purposes of the above table, interest payments have been projected using interest rates applicable at the balance date on borrowings outstanding at the end of the reporting period. The Group’s borrowings fluctuate and are subject to variable interest rates.
(d) Fair value of financial assets and liabilities
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
As of 1 July 2009, the Group adopted the amendment to AASB 7 (IFRS 7) Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table presents the Group’s financial assets and financial liabilities measured at fair value in the statement of financial position in accordance with the fair value measurement hierarchy. Comparative information has not been provided as permitted by the transitional provisions of the new rules.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 2 – Financial risk management (continued)
(d) Fair value of financial assets and liabilities (continued)

	Level 1	Level 2	Level 3	Total
	A$m	A$m	A$m	A$m
Assets
Other current financial assets	8.3	0.4	-	8.7
Other non-current financial assets	21.4	-	-	21.4

Total Assets	29.7	0.4	-	30.1

Liabilities
Other current financial liabilities	0.3	4.7	-	5.0

Total Liabilities	0.3	4.7	-	5.0

Other financial assets include derivative financial instruments and marketable securities. Other financial liabilities represent derivative financial instruments. The fair value of commodity derivative financial instruments traded in active markets is based on the closing price at the reporting date. These derivatives are deemed to be level 1. The fair value of forward foreign exchange contracts is determined using the forward exchange market rates at the end of the reporting period. These derivative financial instruments are included in level 2. Marketable securities are comprised primarily of listed securities and mutual funds which are included in level 1.
Note 3 – Critical accounting estimates and judgements
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources.
Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.
(a) Inventories
The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing market conditions.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 3 – Critical accounting estimates and judgements (continued)
(b) Taxation
The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the statement of financial position. Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profit.
Assumptions about the generation of future taxable profit depend on management’s estimates of future cash flows. These depend on estimates of future sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred income tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the profit or loss.
(c) Impairment of goodwill and intangibles with indefinite useful lives
Annually, the Group tests whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated in Note 1(s). For goodwill impairment testing, the recoverable amounts of the CGUs have been determined based on either value-in-use or fair value less costs to sell calculations. These calculations require the use of assumptions. Refer to Note 13 for details of these assumptions and the potential impact of changes to the assumptions.
(d) Share-based payment transactions
The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date of grant. The fair value is determined independently using a binomial model or a Monte-Carlo simulation model, using the assumptions detailed in Note 24. The accounting estimates and assumptions relating to equity-settled share-based payments (i.e. in relation to the assessments of the probability of achieving non-market based vesting conditions) would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.
(e) Defined benefit plans
Various actuarial assumptions are required when determining the Group’s pension schemes. These assumptions and the related carrying amounts are disclosed in Note 18.
(f) Estimation of useful lives of assets
The estimation of the useful lives of assets has been based on historical experience. In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.
Note 4 – Segment Information
(a) Description of segments
The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America - comprising the United States of America and Canada.

•	Australasia - comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe - comprising the United Kingdom, Sweden, the Netherlands and Germany.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 4 – Segment Information (continued)
(a) Description of segments (continued)
The Group also reports revenues by the following product groups:
•	Ferrous secondary recycling - comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling - comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Secondary processing - comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions - comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.
There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2009.
(b) Information about reportable segments

	North	Austral-
	America	asia	Europe
	A$m	A$m	A$m	A$m
2010
Total sales revenue	5,040.0	1,221.3	1,191.3	7,452.6
Other revenue/income	1.8	3.8	0.3	5.9

Total segment revenue	5,041.8	1,225.1	1,191.6	7,458.5

Segment EBIT	80.3	61.2	66.6	208.1

Interest income				2.8
Finance costs				(16.4)

Profit before income tax				194.5

Segment total assets	3,032.3	562.8	644.6	4,239.7
Segment total liabilities	532.0	222.9	206.0	960.9

Net assets	2,500.3	339.9	438.6	3,278.8

Other items:
Depreciation and amortisation expense	97.4	21.2	25.3	143.9
Share of pre-tax profit of investments accounted for using the equity method	10.1	4.4	-	14.5
Investments in associates and jointly controlled entities	348.9	20.6	-	369.5
Acquisitions of property, plant and equipment	67.6	21.7	31.6	120.9

Impairment charge/(reversal):
Property, plant and equipment	15.8	(1.3)	-	14.5
Intangible assets	0.9	-	-	0.9

	16.7	(1.3)	-	15.4

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 4 – Segment Information (continued)
(b) Information about reportable segments (continued)

	North	Austral-
	America	asia	Europe
	A$m	A$m	A$m	A$m
2009
Total sales revenue	6,368.5	1,158.6	1,109.1	8,636.2
Other revenue/income	2.8	1.5	0.5	4.8

Total segment revenue	6,371.3	1,160.1	1,109.6	8,641.0

Segment EBIT	(88.6)	18.7	(33.1)	(103.0)

Interest income				2.3
Finance costs				(21.5)

Loss before income tax				(122.2)

Segment total assets	2,770.0	485.5	553.1	3,808.6
Segment total liabilities	465.9	175.5	308.2	949.6

Net assets	2,304.1	310.0	244.9	2,859.0

Other items:
Depreciation and amortisation expense	122.7	21.4	26.7	170.8
Share of pre-tax profit of investments accounted for using the equity method	55.2	5.6	-	60.8
Investments in associates and jointly controlled entities	381.1	19.1	-	400.2
Acquisitions of property, plant and equipment	106.4	39.8	41.3	187.5

Impairment charge:
Property, plant and equipment	7.6	2.4	-	10.0
Goodwill	190.2	0.9	-	191.1

	197.8	3.3	-	201.1

2008
Total sales revenue	4,607.9	1,745.1	1,312.5	7,665.5
Other revenue/income	2.3	1.2	1.5	5.0

Total segment revenue	4,610.2	1,746.3	1,314.0	7,670.5

Segment EBIT	415.7	182.4	94.0	692.1

Interest income				2.9
Finance costs				(34.4)

Profit before income tax				660.6

Segment total assets	3,372.1	597.2	677.2	4,646.5
Segment total liabilities	767.4	526.9	518.3	1,812.6

Net assets	2,604.7	70.3	158.9	2,833.9

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 4 – Segment Information (continued)
(b) Information about reportable segments (continued)

	North	Austral-
	America	asia	Europe
	A$m	A$m	A$m	A$m
2008 (continued)
Other items:
Depreciation and amortisation expense	55.7	16.6	22.8	95.1
Share of pre-tax profit of investments accounted for using the equity method	60.3	4.3	-	64.6
Investments in associates and jointly controlled entities	318.1	14.1	-	332.2
Acquisitions of property, plant and equipment	59.9	32.7	37.1	129.7

Impairment charge:
Property, plant and equipment	-	-	0.1	0.1
Goodwill	-	3.3	-	3.3

	-	3.3	0.1	3.4

(c) Sales to external customers

	2010	2009	2008
	A$m	A$m	A$m
Australia	505.3	475.8	773.0
China	1,189.1	1,320.6	600.1
Malaysia	362.4	449.1	664.0
USA	1,966.4	2,045.9	1,175.4
Turkey	843.3	1,352.9	1,072.7
South Korea	660.5	643.5	412.1
Other	1,925.6	2,348.4	2,968.2

	7,452.6	8,636.2	7,665.5

(d) Intersegment sales
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
(e) Revenue by product

	2010	2009	2008
	A$m	A$m	A$m
Ferrous metal recycling	5,071.2	6,642.7	5,421.1
Non-ferrous metal recycling	1,525.5	1,193.4	1,324.1
Secondary processing	198.5	221.6	361.1
Recycling solutions	657.4	578.5	559.2

	7,452.6	8,636.2	7,665.5

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 4 – Segment Information (continued)
(f) Material non-current assets
Material non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2010	2009
	A$m	A$m
Australia	193.3	189.1
USA	2,153.5	2,238.4
United Kingdom	160.8	170.6
Benelux	50.8	65.2
Germany	42.1	44.7
Canada	32.5	23.2
New Zealand	7.1	7.8
Other	10.0	12.1

	2,650.1	2,751.1

Note 5 – Revenue

	2010	2009	2008
	A$m	A$m	A$m
Sales of goods	7,391.9	8,417.4	7,517.2
Service revenue	60.7	218.8	148.3

Total sales revenue	7,452.6	8,636.2	7,665.5

Interest income	2.8	2.3	2.9
Rental income	3.1	2.5	2.1

Total other revenue	5.9	4.8	5.0

	7,458.5	8,641.0	7,670.5

Note 6 – Other income

	2010	2009	2008
	A$m	A$m	A$m
Remeasurement at fair value of existing interest in Port Albany Ventures LLC (“Port Albany”) (Note 29c)	8.7	-	-
Net gain on held for trading derivatives	7.0	29.8	3.9
Net gain on revaluation of financial assets at fair value through profit and loss	0.4	-	-
Government grants	0.7	0.8	0.9
Net foreign exchange gain	-	-	0.3
Insurance recovery	1.0	1.8	11.8
Net gain on disposal of property, plant and equipment	3.0	0.9	-
Negative goodwill on acquisition	-	0.4	-
Net gain on contribution of assets to SA Recycling LLC (Note 29d)	-	-	38.8
Other	4.4	-	-

	25.2	33.7	55.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 7 – Expenses

	2010	2009	2008
	A$m	A$m	A$m
(a) Profit/(loss) before income tax includes the following specific expenses:

Depreciation and amortisation:
Depreciation expense	109.1	120.7	65.8
Amortisation expense	34.8	50.1	29.3

	143.9	170.8	95.1

Finance costs	16.4	21.5	34.4
Net loss on disposal of property, plant and equipment	-	-	1.9
Net loss on held for trading derivatives	15.4	10.3	-
Rental expenses relating to operating leases	60.1	71.7	43.9
Net foreign exchange loss	15.6	-	-
Defined contribution superannuation expense	4.1	8.0	6.3
Share-based payments expense	17.0	9.3	13.4

(b) Profit (loss) before income tax includes the following expenses which are included due to their size or nature:

Write-down of inventory to net realisable value	18.5	119.4	-
Sarbanes-Oxley related professional fees[1]	-	9.7	-
Withdrawal liability related to a multi-employer pension plan[2]	-	3.4	-
Impairment provisions for trade receivables[3]	1.2	23.7	0.6
Professional fees and other costs incurred in connection with Fairless Iron & Metal acquisition[4]	(0.8)	2.5	-
Loss on sale of subsidiaries	-	2.6	-
Impairment loss on fire destroyed assets	-	-	0.1
Impairment of property, plant and equipment and yard closure costs[5]	14.5	13.7	4.6
Intangible asset impairments[6]	0.9	-	-
Impairment of jointly controlled entity (Note 29) [7]	5.7	-	-
Merger costs[8]	-	4.0	1.4
Redundancies	5.7	5.5	5.6

[1]	In 2009, the Group was required to implement and comply with Section 404 of the Sarbanes-Oxley Act of 2002 (United States). Professional fees incurred in the first year of Sarbanes-Oxley implementation are much higher and thus listed above. No amount is provided for 2010 as the primary professional fees are inseparable and included in the overall statutory audit fee disclosed in Note 26.
[2]	Represents a termination liability associated with the withdrawal from a multi-employer pension plan in the United States.
[3]	Represents provisions recorded for trade debtors for which the Group believes collectability is in doubt. Refer to Note 1(m).
[4]	In 2009, the Group incurred transaction costs associated with the acquisition of Fairless Iron & Metal which was completed in 2010 (3 July 2009). In 2009, the Group applied the transitional principles consistent with the revised AASB 3 (IFRS 3) whereby transaction costs are expensed for all acquisitions prospectively from 1 July 2009. The amount in 2010 represents the reversal of accrued costs which were settled for a lower amount.
[5]	In 2010, impairments on property, plant and equipment were recognised for the write-down of processing equipment located in idled yards (A$15.8 million) offset by the reversal of previously recognised processing equipment impairments (A$1.3 million). In 2009, the impact of the global financial crisis on the Group resulted in impairment charges for asset rationalization, asset retirement and idling of certain yards. In 2008, impairments on property, plant and equipment were recognised for assets held by non-core businesses which were being considered for disposal.
[6]	Represents the write-off of permits which the Group determined had no value.
[7]	Represents an impairment of the Group’s investment in Metal Management Nashville LLC. The jointly controlled entity operates in a very competitive market which has impacted its financial performance resulting in the impairment charge.
[8]	Merger costs include integration bonuses, retention incentives and other costs associated with the post-merger rationalisation of the Sims Metal Management Limited and Metal Management businesses.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 8 – Income tax and deferred tax

	2010	2009	2008
	A$m	A$m	A$m
(a) Income tax expense

Current income tax charge	69.7	27.5	217.1
Adjustments for prior years	5.6	(10.3)	5.4
Deferred income tax	(9.9)	8.3	(6.2)

	65.4	25.5	216.3
Income tax expense on equity accounted profit (Note 29)	2.4	2.6	4.2

Income tax expense	67.8	28.1	220.5

Deferred income tax expense included in income tax expense comprises:
(Increase)/decrease in deferred tax assets	(4.9)	15.5	10.0
(Decrease)/increase in deferred tax liabilities	(5.0)	(7.2)	(16.2)

	(9.9)	8.3	(6.2)

(b) Reconciliation of income tax expense to prima facie tax payable

Profit/(loss) before income tax	194.5	(122.2)	660.6

Tax at the standard Australian rate of 30%	58.4	(36.7)	198.2
Adjustments for prior years	5.6	(10.3)	5.4
Effect of tax rates in other jurisdictions	2.4	12.0	34.4
Non-deductible expenses	6.1	3.5	3.6
Non-assessable gain on formation of jointly controlled entity	-	-	(13.0)
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	(2.6)	-	-
Non-assessable income	(2.5)	(1.1)	(6.5)
Non-deductible goodwill impairment	-	57.2	-
Prior year tax loss not previously recognised	(1.7)	-	(0.1)
Other	2.1	3.5	(1.5)

Income tax expense	67.8	28.1	220.5

(c) Amounts recognised directly to equity

Share placement costs	(1.3)	-	-
Share-based payments	1.6	7.7	(6.9)
Exchange gain/(loss) on foreign denominated intercompany loans	(4.6)	20.4	(14.4)

Total deferred tax debited/(credited) to equity	(4.3)	28.1	(21.3)

(d) Tax benefit relating to other comprehensive income

Cash flow hedges	(0.4)	(0.4)	(4.6)
Other financial assets	(0.6)	-	-
Defined benefit plans	(1.1)	(2.7)	(3.4)

	(2.1)	(3.1)	(8.0)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 8 – Income tax and deferred tax (continued)

	2010	2009
	A$m	A$m
(e) Deferred tax assets and liabilities

Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	19.2	22.2
Employee benefits	11.0	9.3
Stores and consumables	7.0	5.2
Property, plant and equipment	5.6	4.4
Jointly controlled entities and associates	-	1.1
Foreign exchange loss	-	2.0
Share-based payments	3.4	4.7
Other	10.0	11.1

	56.2	60.0

(amounts recognised directly in equity)
Share-based payments	1.0	2.6
Defined benefit plans	5.8	4.7
Share placement costs	1.3	-
Exchange loss on foreign denominated intercompany loans	8.9	4.3
Cash flow hedges	0.3	-
Other financial assets	0.6	-

	17.9	11.6

Movements
Balance at 1 July	71.6	110.0
Charged to income statement	4.9	(15.5)
Adjustments for prior years	(3.3)	8.6
Transfers to deferred tax liabilities	(2.8)	(17.2)
Acquisitions	0.5	-
Charged directly to equity and other comprehensive income	5.4	(26.1)
Foreign exchange differences	(2.2)	11.8

Balance at 30 June	74.1	71.6

Deferred tax assets expected to be recovered within 12 months	44.0	41.4
Deferred tax assets expected to be recovered after 12 months	30.1	30.2

	74.1	71.6

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangibles	52.9	65.7
Property, plant and equipment	66.9	76.2
Stores and consumables	3.1	-
Jointly controlled entities and associates	3.4	-
Other	7.4	6.8

	133.7	148.7

(amounts recognised directly in equity)
Cash flow hedges	-	0.1

	-	0.1

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 8 – Income tax and deferred tax (continued)
(e) Deferred tax assets and liabilities (continued)

	2010	2009
	A$m	A$m
Deferred tax liabilities (continued)
Movements
Balance at 1 July	148.8	148.2
Charged to income statement	(5.0)	(7.2)
Adjustments for prior years	1.6	(3.2)
Transfers from deferred tax assets	(2.8)	(17.2)
Charged directly to equity and other comprehensive income	(1.0)	(1.1)
Acquisitions/disposals	-	0.9
Foreign exchange differences	(7.9)	28.4

Balance at 30 June	133.7	148.8

Deferred tax liabilities expected to be settled within 12 months	17.8	6.0
Deferred tax liabilities expected to be settled after 12 months	115.9	142.8

	133.7	148.8

(f) Tax losses
Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profit is probable. As at 30 June 2010, the Group has unused tax losses (primarily for states in the United States) of A$87.7 million (2009: A$55.2 million) available for offset against future profit. A deferred tax asset has been recognised in respect of A$3.5 million (2009: A$2.2 million) of such losses.
The benefit of tax losses will only be obtained if (i) the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation; and (iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deduction for the losses.
No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$30.9 million (2009: A$39.9 million) due to the unpredictability of future profit streams in the relevant jurisdictions.
(g) Unrecognised temporary differences
As at 30 June 2010, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.
(h) Tax consolidation
Sims Metal Management Limited and its wholly-owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 November 2005. Sims Metal Management Limited is the head entity of the tax consolidated group. Members of the tax consolidated group have entered into a tax sharing and funding agreement that provides for the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the consolidated financial statements in respect of this agreement on the basis that the probability of default is remote.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 8 – Income tax and deferred tax (continued)
(i) Tax effect accounting by members of the Australian tax consolidated group
Sims Metal Management Limited as the head entity and the controlled entities in the Australian tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) assumed from controlled entities in the Australian tax consolidated group.
The amounts receivable or payable under the tax sharing agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments.
Note 9 – Trade and other receivables

	2010	2009
	A$m	A$m
Current:
Trade receivables	485.4	286.1
Provision for impairment of receivables	(3.6)	(9.0)

	481.8	277.1

Other receivables and deferred expenses	76.6	60.7
Prepayments	17.8	12.5

	94.4	73.2

	576.2	350.3

Non-current:
Trade receivables	3.8	7.8
Other	4.1	9.8

	7.9	17.6

Occasionally, the Group will sell a portion of its trade receivables to third parties. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The amount of trade receivables sold to third parties was not significant in the periods presented. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party. The Group does not generally insure trade receivables.
(a) Movements in provision for impairment of receivables

	2010	2009	2008
	A$m	A$m	A$m
Balance at 1 July	9.0	0.9	1.8
Acquisitions	-	-	0.1
Provision for impairment recognised during the year	1.2	23.7	0.6
Receivables written-off during the year as uncollectible	(5.9)	(15.0)	(1.6)
Foreign exchange differences	(0.7)	(0.6)	-

Balance at 30 June	3.6	9.0	0.9

The creation and release of the provision for impaired receivables has been included in other expenses in profit or loss. Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 9 – Trade and other receivables (continued)
(b) Past due but not impaired
As at 30 June 2010, receivables of A$96.3 million (2009: A$83.5 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default. The ageing analyses of these receivables are as follows:

	2010	2009
Days overdue:	A$m	A$m
1 – 30 days	68.0	51.4
31 – 60 days	16.1	13.7
Over 60 days	12.2	18.4

	96.3	83.5

(c) Other receivables and deferred expenses
Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
(d) Foreign exchange and interest rate risk
Information about the Group’s exposure to foreign exchange risk and interest rate risk in relation to trade and other receivables is provided in Note 2.
(e) Fair value and credit risk
Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.
The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant as is the fair value of any collateral sold or repledged. Refer to Note 2 for more information on the risk management policy of the Group and the credit quality of the entity’s trade receivables.
Note 10 – Inventory

	2010	2009
	A$m	A$m
Raw materials	171.7	101.9
Stores and spare parts	37.3	36.5
Finished goods	567.9	330.8

	776.9	469.2

Inventory expense
Inventories recognised as expense during the year ended 30 June 2010 amounted to A$5,466.5 million (2009: A$6,414.0 million). Write-downs of inventories to net realisable value are disclosed in Note 7.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 11 – Other financial assets and liabilities

	2010	2009
	A$m	A$m
Current assets:
Financial assets designated at fair value through profit or loss	3.6	-
Forward foreign exchange contracts – cash flow hedges	0.4	0.7
Forward commodity contracts – held for trading	4.7	-

	8.7	0.7

Non-current assets:
Available-for-sale investments	21.4	-

Current liabilities:
Forward foreign exchange contracts – cash flow hedges	4.0	0.2
Forward commodity contracts – held for trading	0.3	9.7
Forward foreign exchange contracts – held for trading	0.7	0.6

	5.0	10.5

(a) Derivatives used by the Group
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies which are set out in Note 2.
(i) Forward foreign exchange contracts – cash flow hedges
In order to protect against exchange rate movements in relation to material purchases and sales and underlying transactions between subsidiaries, the Group has entered into forward foreign exchange contracts to purchase foreign currencies for settlement of the related transaction. The Group’s primary exposure is to US dollars, Euros and British pounds as disclosed in Note 2.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is deferred and recognised in other comprehensive income to the extent that the hedge is effective. When the cash flows occur, the amount is released to profit or loss. Any ineffective portion is charged to profit or loss.
(ii) Forward foreign exchange contracts – held for trading
The Group has further entered into forward exchange contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts are subject to the same risk management policies as all other derivatives contracts, however they are accounted for as held for trading.
(iii) Forward commodity contracts – held for trading
The Group has entered into forward commodity contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts protect against movements in the underlying commodity of the related material purchase or sale. The Group’s primary exposure is to Copper and Nickel prices as disclosed in Note 2.
(b) Risk exposures
Information about the Group’s exposure to credit risk, foreign exchange, price and interest rate risk is provided in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of derivative financial instrument mentioned above.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 12 – Property, plant and equipment

			Leasehold	Plant &	Capital
			improve-	equip-	work in
	Land	Buildings	ments	ment	progress	Total
	A$m	A$m	A$m	A$m	A$m	A$m
At 30 June 2010
Cost	254.1	186.4	53.8	863.6	90.0	1,447.9
Accumulated depreciation	-	(42.7)	(21.3)	(458.1)	-	(522.1)

Net book amount	254.1	143.7	32.5	405.5	90.0	925.8

Year ended 30 June 2010
Balance at 1 July	254.5	153.2	35.9	404.6	99.5	947.7
Additions	1.0	2.4	4.4	81.3	31.8	120.9
Disposals	(0.6)	(1.0)	(0.1)	(3.4)	-	(5.1)
Transfers	1.6	6.2	0.8	28.5	(37.1)	-
Impairment loss (Note 7)	(1.8)	(0.2)	-	(12.5)	-	(14.5)
Depreciation expense	-	(11.3)	(4.8)	(93.0)	-	(109.1)
Acquisition of subsidiaries (Note 27)	12.5	3.0	-	26.4	-	41.9
Foreign exchange differences	(13.1)	(8.6)	(3.7)	(26.4)	(4.2)	(56.0)

Balance at 30 June	254.1	143.7	32.5	405.5	90.0	925.8

At 30 June 2009
Cost	254.5	187.0	53.8	817.7	99.5	1,412.5
Accumulated depreciation	-	(33.8)	(17.9)	(413.1)	-	(464.8)

Net book amount	254.5	153.2	35.9	404.6	99.5	947.7

Year ended 30 June 2009
Balance at 1 July	212.3	123.9	24.5	368.8	55.2	784.7
Additions	6.9	20.3	13.6	63.5	83.2	187.5
Disposals	(0.2)	(3.2)	-	(1.2)	-	(4.6)
Transfers	1.0	5.7	1.1	33.5	(42.7)	(1.4)
Impairment loss	-	-	-	(10.0)	-	(10.0)
Depreciation expense	-	(11.4)	(4.6)	(104.7)	-	(120.7)
Acquisition of subsidiaries	3.7	4.4	-	19.0	-	27.1
Disposal of subsidiaries	(1.0)	(0.6)	-	(5.5)	-	(7.1)
Foreign exchange differences	31.8	14.1	1.3	41.2	3.8	92.2

Balance at 30 June	254.5	153.2	35.9	404.6	99.5	947.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 13 – Goodwill
(a) Movements in carrying amounts

	2010	2009
	A$m	A$m
Cost	1,308.7	1,312.6
Accumulated impairment	(157.0)	(165.8)

Net book amount	1,151.7	1,146.8

Balance at 1 July	1,146.8	1,166.5
Impairment charge	-	(191.1)
Acquisition of subsidiaries (Note 27)	64.3	44.0
Contingent consideration on prior year acquisitions	4.8	-
Other	-	(2.3)
Foreign exchange differences	(64.2)	129.7

Balance at 30 June	1,151.7	1,146.8

(b) Allocation of Goodwill

	2010	2009
	A$m	A$m
Australasia	21.8	20.9
North America	1,017.0	1,005.6
Europe	112.9	120.3

	1,151.7	1,146.8

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. For the North America segment, goodwill has been allocated to CGU’s as follows:

	2010	2009
	A$m	A$m
East	554.7	593.4
Houston	118.5	148.3
Rest of North America	343.8	263.9

	1,017.0	1,005.6

The goodwill that is allocated to the CGUs within Rest of North America, Australasia and Europe are not significant and do not account individually for more than 10% of total Group goodwill. The change in the goodwill balances above are due to acquisitions, re-allocations of goodwill to other CGUs and foreign exchange retranslations.
(c) Goodwill impairment testing
Goodwill is tested for impairment annually in the fourth quarter of the financial year and whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. The recoverable amount of a CGU or groups of CGUs is the higher of its fair value less costs to sell and its value-in-use. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 13 – Goodwill (continued)
(d) Valuation methodology and key assumptions
The recoverable amount of each of the Group’s CGUs was determined based on value-in-use calculations. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business.
The value-in-use calculations use a 5-year cash flow projection which is based initially on the 2011 financial year budget (as approved by the Board) and a 4-year forecast prepared by management. The four-year forecast is developed using historical averages derived from four years of historical results and the 2011 financial year budget. These 5-year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model. The cash flows are discounted using rates that reflect management’s estimate of the time value of money and the risks specific to each CGU that are not already reflected in the cash flows. In determining appropriate discount rates for each CGU, consideration has been given to a weighted average cost of capital of the entity as a whole and adjusted for country and business risk specific to the CGU. The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU.
The key assumptions used for the value-in-use calculations were as follows:

	Discount rate (pre-tax)		Growth rate
	2010	2009	2010	2009
Australasia	13.5 – 20.9	12.5 - 17.0	2.5	2.5
East	14.8	15.1	3.0	3.0
Houston	14.1	15.2	3.0	3.0
Rest of North America	12.5 – 15.7	13.8 - 16.2	3.0	3.0
Europe	11.3 – 13.2	12.5 - 14.5	1.5 - 2.5	1.5 - 2.5
(e) Impairment charges recognised
Year ended 30 June 2009
Australasia
In the year ended 30 June 2009, this segment recognised a non-cash impairment charge of A$0.9 million related to a secondary processing CGU. The CGU is a non-core business and the impairment was due to the closure of a business. After the impairment charge, this CGU had no remaining goodwill.
North America
In the year ended 30 June 2009, the North America segment recognised a non-cash impairment charge of A$190.2 million related to four CGUs which are included in “Rest of North America”. The impairment charge was due to the global economic crisis which impacted the CGUs directly by markedly lower commodity prices and diminished flows of scrap metals.
(f) Impact of possible changes in key assumptions
With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an impairment charge of A$15.4 million would be required in respect of one CGU in Rest of North America. If discount rates were to increase by 1% for each CGU, an impairment charge of A$6.9 million would be required in respect of one CGU in Rest of North America.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 14 – Intangible assets

	Supplier
	relation-			Trade
	ships	Permits	Contracts	names	Other	Total
	A$m	A$m	A$m	A$m	A$m	A$m
At 30 June 2010
Cost	252.8	9.7	31.8	36.5	-	330.8
Accumulated impairment	-	(0.9)	-	-	-	(0.9)
Accumulated amortisation	(101.6)	-	(28.5)	(4.6)	-	(134.7)

Net book amount	151.2	8.8	3.3	31.9	-	195.2

Year ended 30 June 2010
Balance at 1 July	187.6	9.8	5.6	35.8	-	238.8
Acquisitions	5.4	0.5	0.1	-	-	6.0
Impairment charge	-	(0.9)	-	-	-	(0.9)
Amortisation charge	(30.5)	-	(2.1)	(2.2)	-	(34.8)
Foreign exchange differences	(11.3)	(0.6)	(0.3)	(1.7)	-	(13.9)

Balance at 30 June	151.2	8.8	3.3	31.9	-	195.2

At 30 June 2009
Cost	262.9	9.8	33.4	38.3	-	344.4
Accumulated amortisation	(75.3)	-	(27.8)	(2.5)	-	(105.6)

Net book amount	187.6	9.8	5.6	35.8	-	238.8

Year ended 30 June 2009
Balance at 1 July	189.9	4.3	9.5	31.8	0.1	235.6
Acquisitions	7.0	-	0.7	-	-	7.7
Transfers	(3.4)	3.5	-	-	(0.1)	-
Amortisation charge	(40.0)	-	(8.0)	(2.1)	-	(50.1)
Foreign exchange differences	34.1	2.0	3.4	6.1	-	45.6

Balance at 30 June	187.6	9.8	5.6	35.8	-	238.8

Intangible assets by segment are as follows:

					2010	2009
					A$m	A$m

North America					188.7	228.3
Australasia					0.4	0.5
Europe					6.1	10.0

					195.2	238.8

Note 15 – Trade and other payables

	2010	2009
	A$m	A$m
Trade payables	430.4	293.4
Other payables	160.2	220.0
Deferred income	23.6	8.4

	614.2	521.8

The Group’s exposure to currency and liquidity risk related to trade and other payables is set out in Note 2.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 16 – Borrowings

	2010	2009
	A$m	A$m
Current borrowings:
Other borrowings	0.6	0.8

	0.6	0.8

Non-current borrowings:
Bank loans	116.2	173.4
Other borrowings	0.4	0.9

	116.6	174.3

Bank loans are unsecured but are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the Company and some of its subsidiaries.
(a) Risk exposures
The Group’s exposure to interest rate risk as well as information relating to the facility arrangements is set out in Note 2.
(b) Fair value
The Group’s borrowings approximate the carrying amount as the Group’s primary exposure is to floating rate bank loans. The Group has nominal exposure to fixed rates through other borrowings.
Note 17 – Provisions

	2010	2009
	A$m	A$m
Current:
Employee benefits	10.8	14.6
Legal provisions	13.3	16.2
Other	7.0	7.2

	31.1	38.0

Non-current:
Employee benefits	10.2	12.1
Environmental compliance	4.9	5.3
Contingent consideration – business combinations	4.8	14.2
Other	2.3	2.4

	22.2	34.0

The Group is involved in legal and other disputes and, after taking legal advice, has established provisions taking into account the relevant facts of each dispute. The timing of cash outflows associated with legal claims cannot be reasonably determined. The environmental compliance provision is an estimate of costs for property remediation that will be required in the future.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to Note 1(d).

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 17 – Provisions (continued)
Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Current		Non-current
			Contingent	Environ-
			consider-	mental
	Legal	Other	ation	compliance	Other
	A$m	A$m	A$m	A$m	A$m
Balance at 1 July	16.2	7.2	14.2	5.3	2.4
Reclassifications/transfers	-	2.2	(1.2)	-	0.5
Provisions recognised/(written-back) in profit or loss	(1.0)	(0.3)	-	0.2	0.5
Payments	(1.1)	(1.7)	(11.4)	(0.4)	(1.2)
Purchase accounting adjustments	-	-	4.8	-	-
Foreign exchange differences	(0.8)	(0.4)	(1.6)	(0.2)	0.1

Balance at 30 June	13.3	7.0	4.8	4.9	2.3

Note 18 – Retirement benefit obligations
The Group operates various defined benefit plans for certain employees. The plans provide benefits based on years of service and/or final average salary.
The following sets out details in respect of the defined benefits sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 7.
(a) Statement of financial position amounts
The amounts recognised in the statement of financial position are determined as follows:

	2010	2009
	A$m	A$m
Present value of the defined benefit obligation	72.9	73.4
Fair value of defined benefit plan assets	(61.9)	(62.2)

Net liability in the statement of financial position	11.0	11.2

The Group has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.
(b) Categories of plan assets
The major categories of plan assets are as follows:

	2010	2009
	A$m	A$m
Cash	8.4	15.5
Equity instruments	34.6	36.4
Debt instruments	12.9	7.0
Property	6.0	3.3

Total plan assets	61.9	62.2

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 18 – Retirement benefit obligations (continued)
(c) Reconciliations

	2010	2009
	A$m	A$m
Reconciliation of the present value of the defined benefit obligation, which is partly funded:
Balance at 1 July	73.4	81.6
Current service cost	1.4	2.1
Interest cost	3.7	5.0
Actuarial loss (gain)	8.4	(8.7)
Benefits paid	(5.0)	(9.7)
Contributions paid by members	0.4	0.5
Plan changes	-	0.2
Settlements	(4.0)	-
Foreign exchange differences	(5.4)	2.4

Balance at 30 June	72.9	73.4

Reconciliation of the fair value of plan assets:
Balance at 1 July	62.2	76.7
Expected return on plan assets	3.6	5.5
Actuarial gain (loss)	4.6	(16.9)
Contributions by Group	5.1	3.8
Contributions paid by members	0.4	0.5
Benefits paid	(5.0)	(9.7)
Settlements	(3.9)	-
Foreign exchange differences	(5.1)	2.3

Balance at 30 June	61.9	62.2

(d) Expense recognised in profit or loss

	2010	2009	2008
	A$m	A$m	A$m
Current service cost	1.4	2.1	2.1
Interest cost	3.7	5.0	3.9
Expected return on plan assets	(3.6)	(5.5)	(5.5)

	1.5	1.6	0.5

Actual return on plan assets	8.2	(11.3)	(6.4)

(e) Actuarial gains and losses recognised in other comprehensive income

	2010	2009	2008
	A$m	A$m	A$m
Cumulative amount at 1 July	(13.9)	(5.7)	5.5
Recognised during the period	(3.8)	(8.2)	(11.2)

Cumulative amount at 30 June	(17.7)	(13.9)	(5.7)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 18 – Retirement benefit obligations (continued)
(f) Principal actuarial assumptions

		%
	2010	2009	2008
Australia
Discount rate	4.2	4.6	5.5
Expected rate of return on plan assets	7.3	8.0	8.0
Future salary increases	4.0	3.0	5.0

United Kingdom
Discount rate	5.3	6.2	6.2
Expected rate of return on plan assets	5.4	6.1	6.4
Future salary increases	3.6	4.0	5.0

United States
Discount rate	5.5	6.5	6.0
Expected rate of return on plan assets	8.0	8.0	8.0
Future salary increases	3.5	3.5	3.5
The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.
(g) Employer contributions
Employer contributions to the defined benefit section of the plans are based on recommendations of actuarial advisors of the plans. Actuarial assessments are made at no more than one-year intervals, and the last such assessment was made as at 30 June 2010.
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2010, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2011 is A$2.2 million for Australia, A$1.5 million for the United Kingdom, and A$1.0 million for the United States.
(h) Historic summary

	2010	2009	2008	2007	2006
	A$m	A$m	A$m	A$m	A$m
Defined benefit plan obligation	72.9	73.4	81.6	70.0	87.0
Plan assets	(61.9)	(62.2)	(76.8)	(77.4)	(82.2)

Deficit/(surplus)	11.0	11.2	4.8	(7.4)	4.8

Experience adjustments arising on plan liabilities	8.4	(8.7)	(0.5)	(2.8)	(2.6)

Experience adjustments arising on plan assets	(4.6)	16.9	11.8	(3.9)	(3.3)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 19 – Contributed equity
(a) Share capital
Ordinary shares, which have no par value, trade on the Australian Securities Exchange (“ASX”) and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. The Company does not have a limited amount of authorised capital. The Company’s shares also trade on the New York Stock Exchange in the form of American Depository Shares (“ADS”) with one ordinary share equaling one ADS. ADSs have the same rights as ordinary shares, including participation in dividends and voting rights. Movements in ordinary shares are as follows:

	Number
	of shares	A$m
Balance at 1 July 2008	180,416,948	2,325.9
Issued under long-term incentive plans	257,282	-
Issued under the employee share scheme recognised as issued following repayment of associated employee loans	27,838	0.4
Issued under the DRP	1,384,554	26.6
Shares issued to employees for integration bonus	60,096	-

Balance at 30 June 2009	182,146,718	2,352.9

Issued under long-term incentive plans	224,361	0.5
Issued under the DRP	442,346	9.2
Issued under the Institutional Placement[1]	19,047,620	391.4
Issued under the Share Purchase Plan[2]	1,973,398	41.2

Balance at 30 June 2010 for accounting purposes	203,834,443	2,795.2
Issue of ordinary shares under the employee share scheme deemed to be options for accounting purposes	46,831	-

Balance at 30 June 2010 per share register	203,881,274	2,795.2

1On 20 November 2009, the Company issued 19,047,620 ordinary shares at A$21.00 per share.
2On 17 December 2009, the Company issued 1,973,398 ordinary shares at A$21.00 per share.
(b) Dividend reinvestment plan
The Company operates a Dividend Reinvestment Plan (“DRP”) under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued in the year ended 30 June 2010 under the plan were at a 2.5% discount to the market price.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 19 – Contributed equity (continued)
(c) Capital risk management
The capital structure of the Group consists of net debt and equity. The Group’s objectives when managing capital are to maintain an optimal capital structure and manage effectively the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors its capital structure primarily using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity as shown in the statement of financial position plus net debt. The Group seeks to maintain an optimum gearing ratio.
The Group’s gearing ratio is as follows:

	2010	2009
	A$m	A$m
Total borrowings	117.2	175.1
Less: cash and cash equivalents	(132.3)	(69.5)

Net debt	(15.1)	105.6
Plus: total equity	3,278.8	2,859.0

Total capital	3,263.7	2,964.6

Gearing ratio	-	3.6%
There have been no breaches of external obligations such as regulatory obligations or bank covenants.
Note 20 – Reserves and retained earnings

	2010	2009
	A$m	A$m
(a) Reserves

Share-based payments reserve	53.7	38.4
Available-for-sale investments reserve	(0.8)	-
Cash flow hedging reserve	(0.7)	0.4
Foreign currency translation reserve	5.9	127.2

	58.1	166.0

(b) Movements in reserves

Share-based payments reserve
Balance at 1 July	38.4	36.1
Share-based payment expense	16.9	9.2
Shares issued to employees for integration bonus	-	0.8
Deferred tax on current year movements	(1.6)	(7.7)

Balance at 30 June	53.7	38.4

Available-for-sale investments reserve
Balance at 1 July	-	-
Revaluation - gross	(1.4)	-
Deferred tax	0.6	-

Balance at 30 June	(0.8)	-

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 20 – Reserves and retained earnings (continued)

	2010	2009
	A$m	A$m
(b) Movements in reserves (continued)

Cash flow hedging reserve
Balance at 1 July	0.4	(0.6)
Revaluation - gross	(0.9)	0.6
Deferred tax on revaluation	0.2	(0.2)
Transfer to profit or loss - gross	(0.6)	-
Deferred tax on transfer	0.2	0.6

Balance at 30 June	(0.7)	0.4

Foreign currency translation reserve
Balance at 1 July	127.2	(209.9)
Currency translation differences arising during the year	(121.3)	337.1

Balance at 30 June	5.9	127.2

(c) Retained earnings
Movements in retained earnings were as follows:

	2010	2009
	A$m	A$m
Balance at 1 July	340.1	682.3
Profit/(loss) after tax	126.7	(150.3)
Dividends paid	(38.6)	(186.5)
Actuarial loss on defined benefit plans, net of tax	(2.7)	(5.4)

Balance at 30 June	425.5	340.1

(d) Nature and purpose of reserves
(i) Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.
(ii) Available-for-sale investments reserve
Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale investments, are recognised in other comprehensive income as described in Note 1(p) and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.
(iii) Cash flow hedging reserve
The cash flow hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised in other comprehensive income, as described in Note 1(r). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.
(iv) Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income, as described in Note 1(e) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of or borrowings forming part of the net investment are repaid.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 21 – Dividends

	2010	2009	2008
	A$m	A$m	A$m
(a) Recognised amounts

Declared and paid during the year
Interim dividend 2010 paid at 10 cents per share franked 100% at a 30% tax rate	20.4	-	-
Final dividend 2009 paid at 10 cents per share franked 100% at a 30% tax rate	18.2	-	-
Interim dividend 2009 paid at 28 cents per share franked 100% at a 30% tax rate	-	50.9	-
Final dividend 2008 paid at 75 cents per share franked 23% at a 30% tax rate	-	135.6	-
Interim dividend 2008 paid at 55 cents per share franked 47% at a 30% tax rate	-	-	99.0
Final dividend 2007 paid at 60 cents per share franked 51% at a 30% tax rate	-	-	75.7

Total dividends paid	38.6	186.5	174.7
Shares issued under the DRP	(9.2)	(26.6)	(18.1)

Total cash dividends paid	29.4	159.9	156.6

(b) Dividends not recognised at year end
Since the end of the year, the Directors have determined the payment of a final dividend of 23 cents per share franked at 74% based on a 30% tax rate. The aggregate amount of the proposed dividend expected to be paid on 22 October 2010 out of consolidated retained earnings as at 30 June 2010, but not recognised as a liability at the end of the reporting period, is A$46.9 million (2009: A$18.2 million; 2008: A$135.4 million).
(c) Franked dividends
The franked portions of the final dividends recommended after 30 June 2010 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ended 30 June 2011.

	2010	2009
	A$m	A$m
Franking credits available for the subsequent financial years based on tax rate of 30% (2009: 30%)	16.2	27.5

The above amounts represent the balances of the franking account as at the reporting date, adjusted for:
•	franking credits that will arise from the payment of the amount of the provision for income tax and franking debits that will arise from refunds;
•	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and
•	franking credits that will arise from the receipt of dividends recognised as receivables as at the reporting date.
The impact on the franking account of the dividend determined by the Directors since the end of the reporting period, but not recognised as a liability as at the end of the reporting date, will be a reduction in the franking account of A$14.9 million (2009: A$7.8 million).

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 22 – Contingencies
(a) Guarantees
Details of guarantees provided by the Group for which no amounts are recognised in the consolidated financial statements are presented below.

	2010	2009
	A$m	A$m
Bank guarantees – subsidiaries	45.7	64.3
Borrowing guarantee – SA Recycling LLC	-	83.9

Total guarantees	45.7	148.2

The Company, subsidiaries, joint venture operations, jointly controlled entities and associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business.
As at 30 June 2010, SA Recycling LLC refinanced its debt obligations and the Group has not guaranteed their new credit facility.
(b) Environmental claims
The Group is subject to comprehensive environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste; the discharge of materials and storm water into the environment; the management and treatment of wastewater and stormwater; and the remediation of soil and groundwater contamination. As a consequence, the Group has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities where obligations are known to exist and can be reasonably measured. However, additional liabilities may emerge due to a number of factors, including changes in environmental laws and regulations in each of the jurisdictions in which the Group operates or has operated. The Group cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.
(c) Legal claims
Various Group companies are parties to legal actions and claims that arise in the ordinary course of their business. While the outcome of such legal proceedings cannot be readily foreseen, the Group believes that they will be resolved without material effect on its financial position. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably estimated.
(d) Tax audits
The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact on the Group’s financial position from such audits or reviews.
(e) Subsidiaries
Under the terms of a Deed of Cross Guarantee (“DCG”) entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Company has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed, as described in Note 28. The controlled entities are not in liquidation and there is no indication that they will be wound up.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 23 – Commitments
(a) Capital commitments
Capital expenditures contracted for at the reporting date but not recognised as liabilities is as follows:

	2010	2009
	A$m	A$m
Payable within one-year	26.3	34.2
Payable later than one-year but not later than five-years	0.7	0.5

	27.0	34.7

The capital commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.
(b) Lease commitments
The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Lease commitments for operating leases are as follows:

	2010	2009
	A$m	A$m
Not later than one-year	59.0	69.8
Later than one-year, but not later than three-years	95.6	107.5
Later than three-years, but not later than five-years	41.1	53.2
Later than five-years	121.0	127.8

Total lease commitments not recognised as liabilities	316.7	358.3

The lease commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.
(c) Remuneration commitments
The Group has entered into service agreements with key management personnel as referred to in the remuneration report that are not recognised as liabilities and are not included in the key management personnel compensation. Remuneration commitments for key management personnel are as follows:

	2010	2009
	A$m	A$m
Payable within one-year	2.6	7.8
Payable later than one-year but not later than five-years	2.3	4.7

Total remuneration commitments not recognised as liabilities	4.9	12.5

Note 24 – Share ownership plans
The Company’s share ownership plans are designed to link the rewards of eligible employees to the long-term performance of the Company and the returns generated for shareholders. The maximum number of shares that can be outstanding at any time under the share ownership plans is limited to 5% of the Company’s issued capital. Grants under the share ownership plans can be in the form of options or share rights. Certain share ownership plans also provide for cash-settled rights which are determined by the Board.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 24 – Share ownership plans (continued)
An option is a contract that gives the holder the right, but not the obligation, to acquire the Company’s shares at a fixed or determinable price for a specified period of time. Share rights are a contractual right to acquire the Company’s shares for nil consideration. Unless specified in the grants, holders of options and share rights are not entitled to dividends or voting rights.
(a) Long-Term Incentive Plan (“LTIP”)
In July 2003, the Company introduced a LTIP under which eligible employees may be invited to receive an award of options or share rights. Options have an exercise price based on the weighted average market price of the Company’s ordinary shares (or ADSs) during the five trading days up to the date of the grant. Options and share rights granted under the LTIP may vest either based on continuous service or based on performance conditions. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2010 pursuant to the LTIP.
LTIP – options
The fair value of options granted is independently determined using a Binomial method which allows for the effects of an early exercise for vested options assuming the share price exceeds one and a half times the exercise price. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADS
	2010	2009	2010	2009
Risk-free interest rate	5.2%	4.7%	2.7%	3.0%
Dividend yield	4.0%	3.9%	4.0%	3.9%
Volatility	49.0%	46.3%	59.0%	55.7%
Expected life (years)	4.2	4.3	4.3	4.3
Share price at grant date	A$21.26	A$20.10	US$19.21	US$16.07
Weighted average fair value	A$6.78	A$6.27	US$6.56	US$5.48
Volatility for the ordinary shares is based on historical share price. Due to the sparse trading of the ADSs and its limited listing (since March 2008), the volatility of the ADSs is based on the historical share price of the ordinary shares which have been translated to US dollars using daily exchange rates.

Options outstanding		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price $	of options	price $
	2010	2010	2009	2009
Ordinary Shares:
Balance at 1 July	558,792	A$20.48	-	A$0.00
Granted	270,207	A$21.95	558,792	A$20.48
Forfeited	(47,420)	A$18.50	-	A$0.00
Exercised	-	A$0.00	-	A$0.00

Balance at 30 June	781,579	A$21.11	558,792	A$20.48

Exercisable at 30 June	173,149	A$20.68	0	A$0.00

ADSs:
Balance at 1 July	1,182,472	US$16.78	-	US$0.00
Granted	729,933	US$20.57	1,182,472	US$16.78
Forfeited	(109,817)	US$20.68	-	US$0.00
Exercised	-	US$0.00	-	US$0.00

Balance at 30 June	1,802,588	US$18.08	1,182,472	US$16.78

Exercisable at 30 June	368,898	US$16.51	0	US$0.00

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 24 – Share ownership plans (continued)
(a) Long-Term Incentive Plan (“LTIP”) (continued)
Information about outstanding and exercisable options as at 30 June 2010 is as follows:

	Outstanding			Exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise price	Number	exercise	contractual	Number	exercise	contractual
range	of options	price	life (years)	of options	price	life (years)
Ordinary shares:
A$8 - A$20	231,919	A$15.06	5.55	77,307	A$15.06	5.55
A$20 - A$30	549,660	A$23.66	6.20	95,842	A$25.22	5.97

	781,579	A$21.11	6.01	173,149	A$20.68	5.78

ADSs:
US$8 - US$20	466,562	US$10.71	5.62	155,519	US$10.71	5.62
US$20 - US$30	1,336,026	US$20.65	6.21	213,379	US$20.73	5.97

	1,802,588	US$18.08	6.06	368,898	US$16.51	5.82

LTIP – share rights
The fair value of performance share rights granted is independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a Total Shareholder Return (“TSR”) performance condition that must be met before the share rights vest. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADS
	2010	2009	2010	2009
Dividend yield	4.0%	4.0%	4.0%	4.0%
Risk-free interest rate	5.2%	4.1%	2.7%	2.5%
Volatility	49.0%	44.6%	59.0%	54.0%
Share price at grant date	A$21.26	A$16.04	US$19.26	US$12.30

Rights outstanding		Weighted		Weighted
		average		average
		fair value		fair value
	Number of	at grant	Number of	at grant
	shares	date $	shares	date $
	2010	2010	2009	2009
Ordinary Shares:
Non-vested balance at 1 July	930,775	A$24.07	1,124,468	A$25.36
Granted	125,323	A$15.95	98,785	A$13.03
Forfeited/cancelled	(215,070)	A$23.98	(35,196)	A$24.71
Vested	(187,188)	A$23.77	(257,282)	A$25.37

Non-vested balance at 30 June	653,840	A$22.63	930,775	A$24.07

ADSs:
Balance at 1 July	198,039	US$9.41	-	-
Granted	581,832	US$12.68	198,039	US$9.41
Forfeited/cancelled	(20,668)	US$12.11	-	-
Vested	(5,173)	US$18.80	-	-

Non-vested balance at 30 June	754,030	US$11.80	198,039	US$9.41

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 24 – Share ownership plans (continued)
(a) Long-Term Incentive Plan (“LTIP”) (continued)
LTIP – share rights
Share rights with performance conditions vest after a period of one to five years, but only if the performance hurdle has been met. Performance hurdles are either based on TSR or on non-market based performance criteria. In the year ended 30 June 2010, 115,548 share rights were forfeited as the performance conditions were not satisfied.
Performance-based share right grants made in the years ended 30 June 2009 and 30 June 2010 are measured using a TSR hurdle over a three year period (commencing at the beginning of the financial year) against a comparator group of companies. Full vesting of the performance share rights occurs when the Company’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period.
(b) Former Executive Long-Term Incentive Plan (“LTI Share Plan”)
The LTI Share Plan was approved by shareholders in November 2004. Offers of shares under the LTI Share Plan were made to eligible Australian-based employees in the 2006 and 2007 financial years. The Company provided financial assistance in the form of a share secured non-interest-bearing employee loan. The loans are repayable in full within five-years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.
The beneficial ownership of the shares vests with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the “Participant” is an employee of the Group at vesting. Periods of continuous service vary from one to three-years, while non-market-based performance criteria are satisfied if the growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five-years. There is no reward if less than 5% EPS growth is achieved.
Holders of these shares are entitled to dividends over the term of the relevant vesting period. No further grants are being made pursuant to the LTI Share Plan. The following table sets out details of outstanding shares granted under the LTI Share Plan:

		Weighted		Weighted
		average		average
	Number	purchase	Number	purchase
	of share	price A$	of shares	price A$
	2010	2010	2009	2009
Balance at 1 July	80,851	$17.66	108,689	$17.21
Forfeited	(34,020)	$18.73	-	$0.00
Exercised	-	$0.00	(27,838)	$15.90

Balance at 30 June	46,831	$16.88	80,851	$17.66

Exercisable at 30 June	46,831	$16.88	46,831	$16.88

Shares forfeited during the year ended 30 June 2010 were a result of performance conditions not being satisfied.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 24 – Share ownership plans (continued)
(c) Transition Incentive Share Plan related to the Metal Management merger
In accordance with the terms and conditions of the merger agreement with Metal Management Inc, the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management under its former plan (“MMI Plan”). The Group assumed both options and restricted shares from the MMI Plan. No additional grants can be made under the SGLTIP.
(i) Share options
The options assumed were held by the former directors of Metal Management Inc who became Directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc. The following table sets out details of outstanding options under the SGLTIP:

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price US$	of options	price US$
	2010	2010	2009	2009
Balance at 1 July	738,000	$15.54	738,000	$15.54
Exercised	(32,000)	$15.29	-	$0.00

Balance at 30 June	706,000	$15.58	738,000	$15.54

Exercisable at 30 June	706,000	$15.58	738,000	$15.54

For options exercised during the year ended 30 June 2010, the weighted average share price at the date of exercise was US$22.33 (2009: nil). The weighted average contractual life of options outstanding as at 30 June 2010 was 2.90 years (2009: 3.80 years).
(ii) Restricted shares
The restricted shares assumed were held by former employees of Metal Management Inc who are now employed by the Group. The restricted shares vest evenly over three-years based on continuous service. The holder of the restricted share is entitled to dividends and voting rights during the period of restriction. Each unvested restricted share at the merger date was converted into 2.05 restricted ADSs of the Company. The fair value of restricted shares assumed was based on the value of an ordinary share of the Company on the merger date.
Set out below is a summary of restricted shares under the SGLTIP:

		Weighted		Weighted
		average		average
		fair value		fair value
	Number	at grant	Number	at grant
	of shares	date US$	of shares	date US$
	2010	2010	2009	2010
Non-vested balance at 1 July	142,281	$25.27	249,485	$25.27
Forfeited	(12,916)	$25.27	(29,179)	$25.27
Vested	(68,399)	$25.27	(78,025)	$25.27

Non-vested balance at 30 June	60,966	$25.27	142,281	$25.27

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 24 – Share ownership plans (continued)
(d) Non-executive Director (“NED”) Share Plan
Participation in the NED Share Plan is voluntary and all NEDs are eligible to participate. Under the NED Share Plan, NEDs elect to sacrifice all or part of their director fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating NEDs.
Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. In the year ended 30 June 2010, nil shares (2009: 2,640 shares) were allocated to participating NEDs.
(e) Effect of share-based payments on profit or loss
The expense recognised in the income statement in relation to share-based payments is disclosed in Note 7. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2010 was A$0.4 million (2009: A$0.2 million). Where share-based awards are issued to employees of subsidiaries within the Group, the subsidiaries compensate the Company for the fair value of these share-based awards.
Note 25 – Key management personnel disclosures
Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any director (executive or non-executive). Please refer to the Directors’ Report for information regarding each key management person.
(a) Key management personnel compensation

	2010	2009
	A$	A$
Short-term benefits	11,989,245	19,434,908
Long-term benefits	2,050,041	166,344
Post-employment benefits	784,335	616,273
Termination benefits	1,551,200	3,130,316
Share-based payments	7,249,463	5,167,311

	23,624,284	28,515,152

The Group has taken advantage of the relief provided by Australian Securities and Investments Commission Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, which is presented in the Directors’ Report.
(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the Remuneration Report.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(ii) Share holdings
The number of shares in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below.

2010		Received		Other
	Balance at	on exercise		changes	Balance
	1 July	of options	Purchases/	during the	at 30 June
Name	2009	or rights	(Sales)	year	2010
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon[1]	-	-	-	3,870	3,870
M Feeney	26,674	-	1,115	-	27,789
R Lewon (ADS)	-	32,000	(32,000)	-	-
P Mazoudier[2]	15,201	-	-	(15,201)	-
G Morris (ADS)	20,000	-	5,000	-	25,000
C Renwick	3,144	-	-	-	3,144
P Varello (ADS)	30,825	-	21,300	-	52,125
Executive Directors:
D Dienst (ADS)	1,156,872	-	(555,579)	-	601,293
J Sutcliffe[3]	32,577	-	-	(32,577)	-
Senior Executives:
G Davy	3,003	54,683	-	-	57,686
R Kelman (ADS)	30,048	14,931	(30,000)	-	14,979
R Larry (ADS)	90,972	-	(10,000)	-	80,972
D McGree	11,924	30,175	-	-	42,099
A Ratner (ADS)	101,249	-	(13,290)	-	87,959

1Mr Brunsdon was appointed to the Board on 20 November 2009. Other changes comprise 3,851 shares held by Mr Brunsdon on the date of his appointment and 19 shares acquired through the DRP.

2Mr Mazoudier retired from the Board on 20 November 2009. Other changes for Mr Mazoudier represent his share holdings on the date of his retirement.

3Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Other changes for Mr Sutcliffe represent his share holdings on 26 August 2009.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Share holdings (continued)
2009		Received		Other
		on exercise		changes	Balance
	Balance at	of options	Purchases/	during the	at 30 June
Name	1 July 2008	or rights	(Sales)	year	2009
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
M Feeney	25,734	-	940	-	26,674
P Mazoudier	14,639	-	562	-	15,201
G Morris (ADS)	20,000	-	-	-	20,000
C Renwick	1,444	-	1,700	-	3,144
P Varello (ADS)	6,225	-	24,600	-	30,825
Executive Directors:
D Dienst (ADS)	1,156,872	-	-	-	1,156,872
R Cunningham[1]	-	32,433	(14,989)	(17,444)	-
J Sutcliffe	52,255	82,577	(102,255)	-	32,577
Senior Executives:
T Bird[2]	-	6,732	(6,732)	-	-
G Davy	3,003	12,903	(12,903)	-	3,003
R Kelman (ADS)[3]	-	14,931	(14,931)	30,048	30,048
R Larry (ADS)	90,972	-	-	-	90,972
D McGree	-	11,924	-	-	11,924
A Ratner (ADS)[3]	74,316	-	(3,115)	30,048	101,249

1Mr Cunningham retired from the Board on 21 November 2008. Other changes for Mr Cunningham represent his share holdings on the date of his retirement.
[2]The Company accepted the resignation of Mr Bird on 17 August 2009.
[3]Other changes for Messrs Kelman and Ratner represent shares they each received as part of an integration bonus.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(iii) Option holdings
The number of options over ordinary shares or ADSs in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below.

2010	Balance					Balance
	at 1 July					at 30 June
Name	2009	Granted	Exercised	Forfeited		2010	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)	123,000	-	(32,000)		-	91,000	91,000	-
G Morris (ADS)	205,000	-	-		-	205,000	205,000	-
Executive Directors:
D Dienst (ADS)	591,654	178,037	-		-	769,691	470,551	299,140
J Sutcliffe[1]	135,435	-	-		-	135,435	45,145	90,290
Senior Executives:
T Bird[2]	39,347	-	-	(39,347)		-	-	-
G Davy	48,950	37,231	-		-	86,181	16,317	69,864
R Kelman (ADS)	87,664	44,914	-		-	132,578	29,221	103,357
R Larry (ADS)	109,580	56,142	-		-	165,722	36,526	129,196
D McGree	47,534	46,908	-		-	94,442	15,845	78,597
A Ratner (ADS)	87,664	44,914	-		-	132,578	29,221	103,357

[1]	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Balance represents options that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.
[2]	The Company accepted Mr Bird’s resignation on 17 August 2009 and as a result, he forfeited his outstanding options.

2009	Balance				Balance
	at 1 July				at 30 June
Name	2008	Granted	Exercised	Forfeited	2009	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)	123,000	-	-	-	123,000	123,000	-
G Morris (ADS)	205,000	-	-	-	205,000	205,000	-
Executive Directors:
D Dienst (ADS)	410,000	181,654	-	-	591,654	410,000	181,654
J Sutcliffe	-	135,435	-	-	135,435	-	135,435
Senior Executives:
T Bird	-	39,347	-	-	39,347	-	39,347
G Davy	-	48,950	-	-	48,950	-	48,950
R Kelman (ADS)	-	87,664	-	-	87,664	-	87,664
R Larry (ADS)	-	109,580	-	-	109,580	-	109,580
D McGree	-	47,534	-	-	47,534	-	47,534
A Ratner (ADS)	-	87,664	-	-	87,664	-	87,664

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(iv) Rights and award holdings
The number of rights to ordinary shares or ADSs in the Company held during the financial year by each Executive Director and other key management personnel, including their personally related parties, are set out below.

2010	Balance						Balance
	at 1 July				Other		at 30 June
Name	2009	Granted	Vested	Forfeited	Changes		2010
Executive Directors:
D Dienst (ADS)	61,092	197,006	-	-		-	258,098
J Sutcliffe[1]	258,344	-	-	(23,982)	(86,212)		148,150
Senior Executives:
T Bird[2]	62,773	-	-	(62,773)		-	-
G Davy	99,655	16,928	(54,683)	(3,823)		-	58,077
R Kelman (ADS)	78,155	25,531	(14,931)	-		-	88,755
R Larry (ADS)	48,225	47,696	-	-		-	95,921
D McGree	71,126	20,728	(30,175)	(3,533)		-	58,146
A Ratner (ADS)	55,664	25,531	(8,542)	-		-	72,653

[1]	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Pursuant to the “good-leaver” provisions in his award agreement, Mr Sutcliffe retained his rights. Other changes represent rights which were cash-settled as part of Mr Sutcliffe’s redundancy.
[2]	The Company accepted Mr Bird’s resignation on 17 August 2009 and as a result, he forfeited his unvested rights.

2009	Balance			Balance
	at 1 July			at 30 June
Name	2008	Granted	Vested	2009
Executive Directors:
D Dienst (ADS)	-	61,092	-	61,092
R Cunningham[1]	81,836	-	(32,433)	49,403
J Sutcliffe	296,481	44,440	(82,577)	258,344
Senior Executives:
T Bird	54,785	14,720	(6,732)	62,773
G Davy	94,246	18,312	(12,903)	99,655
R Kelman (ADS)	54,506	38,580	(14,931)	78,155
R Larry (ADS)	-	48,225	-	48,225
D McGree	66,737	16,313	(11,924)	71,126
A Ratner (ADS)	25,625	38,580	(8,541)	55,664

[1]	Mr. Cunningham retired from the Board on 21 November 2008. Balance represents awards that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.
(c) Other transactions with key management personnel
Transactions entered into with any Directors or other key management personnel of the Group, including their personally related parties, are at normal commercial terms.
During the year ended 30 June 2010, a company related to Mr Varello was paid US$8,887 for safety consulting and administrative services (2009: US$9,145).
Mr Sukagawa is the representative director for Mitsui & Co. As Mr Sukagawa is employed by Mitsui, his director remuneration is paid directly to Mitsui. During the year ended 30 June 2010, the Group paid A$119,533 to Mitsui for director remuneration for Mr Sukagawa.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 26 – Remuneration of auditors
It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the RAC of the Board in accordance with the Group Independence Policy.
The following fees were paid and payable for services provided by the auditor of the Group, its related practices and non-related audit firms:

	2010	2009
	A$’000	A$’000
PricewaterhouseCoopers – Australian Firm:
Audit of financial statements	2,042	4,066
Sarbanes-Oxley readiness advice	-	1,705
Taxation services	30	213
Other assurance related services	499	110

	2,571	6,094

Related practices of PricewaterhouseCoopers – Australian Firm:
Audit of financial statements	3,207	4,319
Sarbanes-Oxley readiness advice	-	506
Taxation services	523	710
Acquisition due diligence and other	86	31

	3,816	5,566

Total remuneration for PricewaterhouseCoopers	6,387	11,660

Note 27 – Business combinations and disposals
(a) Summary of acquisitions
During the year ended 30 June 2010, the Group acquired the following businesses:
•	On 3 July 2009, the Group purchased the assets and business of Fairless Iron & Metal. The business is a ferrous and non-ferrous metal recycler and is based in Morrisville, Pennsylvania in the United States.
•	On 1 September 2009, the Group purchased the assets and business of Technorecycle Buromaschinen Verwertung GmbH. This e-recycling business specialises in asset recovery and is located near Frankfurt in Hochheim am Main, Germany.
•	On 18 November 2009, the Group obtained control of Port Albany Ventures by acquiring 50% of the joint venture interest that it previously did not own. As a result the Group’s equity interest in Port Albany increased from 50% to 100%. Port Albany is a mixed-use bulk material stevedoring operation located in Bethlehem, New York in the United States.
•	On 1 April 2010, the Group purchased the assets and business of Border Metals Pty Ltd. The business is a ferrous and non-ferrous metal recycler and is located in Victoria, Australia.
Had the above acquisitions occurred on 1 July 2009, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post-acquisition was not significant.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 27 – Business combinations and disposals (continued)
(b) Purchase consideration and assets and liabilities acquired
Details of the aggregate purchase consideration and cash outflow are as follows:

A$m
Cash paid for current year acquisitions	100.6
Payments for deferred consideration and contingent consideration on prior year acquisitions	13.5
Cash acquired	(0.7)

Cash outflow for acquisitions	113.4

Assets and liabilities arising from current year acquisitions are as follows:

Fair
value
A$m
Cash	0.7
Trade and other receivables	3.0
Inventories	1.0
Property, plant and equipment (Note 12)	41.9
Deferred tax asset	0.5
Identified intangible assets (Note 14)	6.0
Trade and other payables	(2.1)
Borrowings	(0.4)

Net assets acquired	50.6

Goodwill recognised from current year acquisitions are as follows:

A$m
Total cash consideration	100.6
Fair value of previously held equity interest in Port Albany	14.3
Less: net assets acquired	(50.6)

Goodwill on acquisition	64.3

The initial accounting for some of the current year acquisitions has only been provisionally determined. The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired and the assembled workforce, which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.
(c) Acquisition of Metal Management
On 14 March 2008, the Company purchased the issued capital of Metal Management for A$1.5 billion. The consideration comprised 53,473,817 ordinary shares (in the form of American Depository Shares) with a fair value of A$1.5 billion, the assumption of outstanding share options with a fair value of A$10.5 million and transaction costs of A$19.5 million. Metal Management was one of the largest full service scrap metal recyclers in the United States, with 50 locations in 17 states. The acquisition was made to expand the Group’s presence in the North American scrap recycling market.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 27 – Business combinations and disposals (continued)
(c) Acquisition of Metal Management (continued)
If the acquisition of Metal Management had occurred on 1 July 2007, revenues and net profit of the Group would have been A$10.2 billion and A$493.0 million, respectively, for the year ended 30 June 2008. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of Metal Management to reflect additional depreciation and amortisation expense that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007, together with the consequential tax effects.
(d) Disposals
On 15 January 2010, the Group sold the assets of its Aluminium Salt Slag business in Australia. The consideration was not significant to the Group. The sale was part of the Group’s announced strategy of disposing of its non-core assets.
Note 28 – Subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

	Country of	Equity holding %
Name of entity	Incorporation	2010	2009
Sims Metal Management Limited
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
PNG Recycling Limited	PNG	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Sims E-Recycling (NZ) Limited	New Zealand	90%	90%
Sims Group Canada Holdings Limited	Canada	100%	100%
Sims Group Mauritius Limited	Mauritius	100%	100%
Trishyiraya Recycling India Private Ltd	India	100%	100%
Sims Tyrecycle Properties Pty Ltd	Australia	100%	100%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Sims Metal Management Asia Limited	Hong Kong	100%	100%
Sims Energy Pty Limited	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Industries Limited	New Zealand	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Sims Manufacturing Pty Limited	Australia	100%	100%
Simsmetal Executive Staff Superannuation Pty Limited	Australia	100%	100%
Sims Superannuation Management Pty Limited	Australia	100%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Sims Recycling Solutions Pte Limited	Singapore	100%	100%
Sims Recycling Solutions Africa Pty Ltd (ii)	Africa	100%	-
Simsmetal Staff Equity Pty Limited	Australia	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited	UK	100%	100%
Life Cycle Services Limited	UK	100%	100%
All Metal Recovery Limited	UK	100%	100%

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 28 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2010	2009
All Metal Recovery Cradley Heath Limited	UK	100%	100%
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Mirec BV	The Netherlands	100%	100%
Sims Recycling Solutions Cooperatief B.A. (ii)	The Netherlands	100%	-
Sims Recycling Solutions NV	Belgium	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited	UK	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Technorecycle GmBH (ii)	Germany	100%	-
Sims Recycling Solutions AB	Sweden	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Accu-Shred Limited	Canada	100%	100%
Sims Recycling Solutions SARL	France	100%	100%
Sims Recycling Solutions Inc	USA	100%	100%
Sims Recycling Solutions Holdings Inc	USA	100%	100%
Global Investment Recovery, Inc	USA	100%	100%
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	UK	100%	100%
Sims Recycling Solutions UK Limited	UK	100%	100%
United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co LLC	USA	100%	100%
HNW Recycling LLC	USA	100%	100%
HNE Recycling LLC	USA	100%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management Inc	USA	100%	100%
MM Metal Dynamics Holdings Inc	USA	100%	100%
Metal Dynamics LLC	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
TH Properties LLC	USA	100%	100%
Metal Management Midwest Inc	USA	100%	100%
CIM Trucking Inc	USA	100%	100%
Metal Management Indiana Inc	USA	100%	100%
Metal Management Memphis LLC	USA	100%	100%

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 28 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2010	2009
Metal Management Ohio Inc	USA	100%	100%
SMM – North America Trade Corporation	USA	100%	100%
Metal Management Pittsburgh Inc	USA	100%	100%
Metal Management Aerospace Inc	USA	100%	100%
Metal Management West Coast Holdings Inc	USA	100%	100%
Metal Management West Inc	USA	100%	100%
Metal Management Arizona LLC	USA	100%	100%
Proler Southwest GP Inc	USA	100%	100%
Metal Management Proler Southwest Inc	USA	100%	100%
Proler Southwest LP	USA	100%	100%
Metal Management Alabama Inc	USA	100%	100%
Metal Management Mississippi Inc	USA	100%	100%
Naporano Iron & Metal Inc	USA	100%	100%
Metal Management Northeast Inc	USA	100%	100%
Metal Management Connecticut Inc	USA	100%	100%
New York Recycling Ventures Inc	USA	100%	100%
Metal Management New Haven Inc	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%
Port Albany Ventures LLC (ii)	USA	100%	50%

(i) These subsidiaries and the Company are parties to a DCG under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities and Investments Commission Class Order.
(ii) These subsidiaries were acquired or incorporated during the year.
The voting power held in each subsidiary is proportionate to the equity holdings.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 28 – Subsidiaries (continued)
Deed of Cross Guarantee
Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a DCG under which each Group guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.
The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the DCG that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.
Set out below is a condensed consolidated income statement, a summary of movements in consolidated retained earnings and a consolidated statement of financial position for the Closed Group.

	2010	2009
	A$m	A$m
(i) Condensed consolidated income statement
Profit before income tax	40.6	244.3
Income tax expense	(12.5)	(1.4)

Profit after tax	28.1	242.9

(ii) Summary of movements in consolidated retained earnings
Balance at 1 July	172.9	113.6
Transfer to reserves	(0.6)	-
Profit for the year	28.1	242.9
Actuarial (loss)/gain on defined benefit plan, net of tax	(7.3)	2.9
Dividends provided for or paid	(38.6)	(186.5)

Balance at 30 June	154.5	172.9

(iii) Consolidated statement of financial position
ASSETS
Current assets
Cash and cash equivalents	16.5	19.3
Trade and other receivables	385.5	275.0
Current tax receivable	-	16.6
Inventory	137.4	82.3
Other financial assets	-	3.1

Total current assets	539.4	396.3

Non-current assets
Receivables	2.0	2.4
Investments accounted for using the equity method	19.9	18.5
Other financial assets	2,502.7	2,303.0
Property, plant and equipment	103.0	101.5
Deferred tax assets	22.0	15.4
Goodwill	14.9	15.3
Intangible assets	0.4	0.5

Total non-current assets	2,664.9	2,456.6

Total assets	3,204.3	2,852.9

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 28 – Subsidiaries (continued)
Deed of Cross Guarantee (continued)

	2010	2009
	A$m	A$m
(iii) Consolidated statement of financial position (continued)
LIABILITIES
Current liabilities
Trade and other payables	143.1	266.5
Other financial liabilities	4.0	0.8
Current tax liabilities	25.3	-
Provisions	9.7	12.2

Total current liabilities	182.1	279.5

Non-current liabilities
Deferred tax liabilities	9.5	4.4
Provisions	7.0	8.8
Retirement benefit obligations	4.0	6.1

Total non-current liabilities	20.5	19.3

Total liabilities	202.6	298.8

Net assets	3,001.7	2,554.1

EQUITY
Contributed equity	2,795.2	2,352.9
Reserves	52.0	28.3
Retained earnings	154.5	172.9

Total equity	3,001.7	2,554.1

Note 29 – Investments in associates and jointly controlled entities
(a) Carrying amounts of associates and jointly controlled entities

Name of associate or jointly	Country of
controlled entity	incorporation	Ownership interest %		Carrying amount
				2010	2009
		2010	2009	A$m	A$m
SA Recycling LLC	USA	50%	50%	314.3	329.9
Metal Management Nashville LLC	USA	50%	50%	14.0	22.4
Rondout Iron & Metal LLC	USA	50%	50%	0.9	0.6
Port Albany Ventures LLC[1]	USA	100%	50%	-	6.6
Richmond Steel Recycling Ltd	Canada	50%	50%	19.8	21.6
LMS Generation Pty Ltd	Australia	50%	50%	19.9	18.5
Australia Refined Alloys Pty Ltd	Australia	50%	50%	-	-
Extruded Metals Ltd	New Zealand	33%	33%	0.6	0.6

				369.5	400.2

1On 18 November 2009, the Group obtained control of Port Albany by acquiring the remaining 50% of the joint venture. As a result, the Group’s equity interest in Port Albany increased from 50% to 100%.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 29 – Investments in associates and jointly controlled entities (continued)

	2010	2009
	A$m	A$m
(b) Movements in carrying amounts

Balance at 1 July	400.2	332.2
Share of profit before tax	17.5	57.6
Associates share of income tax expense	(2.4)	(2.6)
Accretion of deferred gain to equity accounted profit	2.7	3.2
Dividends received	(19.6)	(41.5)
Return of capital from jointly controlled entities	(0.4)	(3.6)
Purchase of remaining 50% interest in Port Albany	(5.6)	-
Impairment of investment in Metal Management Nashville LLC	(5.7)	-
Other	-	1.7
Foreign exchange differences	(17.2)	53.2

Balance at 30 June	369.5	400.2

(c) Share of associates’ and jointly controlled entities’ profit

Profit before income tax	14.5	60.8
Associates’ share of income tax expense	(2.4)	(2.6)

Profit after income tax recognised in equity accounted investment	12.1	58.2
Jointly controlled entities income tax[1]	(2.4)	(19.2)

Associates’ and jointly controlled entities’ profit after tax	9.7	39.0

[1]The jointly controlled entities to which this relates are “pass-through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profit and includes this amount as part of its income tax expense. Refer to Note 8.
(c) Port Albany
At 30 June 2009, the Group held a 50% interest in Port Albany. This jointly controlled entity was accounted for using the equity method. On 18 November 2009, the Group purchased the remaining 50% ownership interest in Port Albany that it previously did not own. In accordance with the revised AASB 3 (IFRS 3) and AASB 127 (IAS 27), the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition-date fair value and recognise the resulting gain or loss in profit or loss. This transaction resulted in the recognition of a gain calculated as follows:

A$m
Fair value of 50% interest in Port Albany	14.3
Carrying amount of Port Albany investment	(5.6)

Gain recognised on acquisition	8.7

(d) SA Recycling LLC
On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC. The jointly controlled entity, SA Recycling LLC, operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico. In accordance with AASB 128 (IAS 28) Investments in Associates and AASB 131 (IAS 31) Interests in Joint Ventures, the SA Recycling LLC is a jointly controlled entity accounted for under the equity method.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 29 – Investments in associates and jointly controlled entities (continued)
(d) SA Recycling LLC (continued)
The fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

	Book	Fair	Non-cash
	value	value	gain
	A$m	A$m	A$m
Property, plant and equipment	71.4	79.8	(8.4)
Goodwill and intangible assets	196.5	265.7	(69.2)
Non-current provisions	(3.2)	(3.2)	-

	264.7	342.3	(77.6)

In accordance with UIGI 113 (SIC 13) Jointly Controlled Entities – Non-Monetary Contributions by Venturers, the portion of the non-cash gain attributable to the equity interest of the other venturer, in this instance 50%, was recognised immediately on contribution of assets to the SA Recycling LLC jointly controlled entity. This has been recognised in other income as disclosed in Note 6. The remaining 50% of the non-cash gain for intangibles has been allocated to reduce the cost of the equity accounted investment and will be recognised progressively over the remaining useful life of the assets to which it relates. The remaining 50% of the non-cash gain for property, plant and equipment has been allocated to reduce the cost of the equity accounted investment and will be recognised if the land to which the gain relates is sold.
(e) Summarised financial information of associates and jointly controlled entities

		2010	2009
Group’s share of assets and liabilities		A$m	A$m
Current assets		104.0	92.1
Non-current assets		289.8	313.4

Total assets		393.8	405.5

Current liabilities		30.0	34.1
Non-current liabilities		100.0	102.2

Total liabilities		130.0	136.3

Net assets		263.8	269.2

	2010	2009	2008
Group’s share of revenue, expenses and results	A$m	A$m	A$m
Revenues	596.3	814.2	699.9
Expenses	(578.8)	(756.6)	(637.6)

Profit before income tax	17.5	57.6	62.3

(f) Contingent liabilities and capital commitments
The Group’s share of the contingent liabilities of associates and jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 23.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 29 – Investments in associates and jointly controlled entities (continued)
(g) Jointly controlled operations
The Group accounts for its 50% interest in Sims Pacific Metals joint venture under the proportionate consolidation method. Sims Pacific Metals is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling.
The Group’s interest in the jointly controlled operation is included in the statement of financial position under the classifications shown below:

	2010	2009
	A$m	A$m
Current assets	17.0	10.2
Non-current assets	6.9	7.6

Total assets	23.9	17.8

Current liabilities	18.9	10.2
Non-current liabilities	0.1	3.2

Total liabilities	19.0	13.4

Net assets	4.9	4.4

The Group’s share of the jointly controlled operations’ contingent liabilities and capital expenditure commitments is included in Notes 22 and 23, respectively.
Note 30 – Related party transactions
(a) Key management personnel
Disclosures relating to key management personnel are set out in Note 25.
(b) Outstanding loans or balances arising from transactions with related entities
There were no outstanding loans or balances at the end of the reporting period in relation to transactions with related parties.
(c) Transactions with related parties
The following transactions occurred with related parties:

	2010	2009
	A$m	A$m
Superannuation contribution to superannuation funds on behalf of employees	5.7	7.7
(d) Transactions with associates and jointly controlled entities

	2010	2009	2008
	A$m	A$m	A$m
Sales	85.0	70.7	8.3
Purchases	764.2	1,139.6	689.6
Management fees and commissions	10.7	11.5	10.0
Other costs	0.2	0.4	0.3

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 30 – Related party transactions (continued)
(e) Outstanding balances arising from transactions with associates and jointly controlled entities

	2010	2009
	A$m	A$m
Current receivables	4.0	16.3
Current payables	42.1	18.8
(f) Terms and conditions
The terms and conditions of the tax funding agreement are set out in Note 8. Loans from subsidiaries are at call and bear no interest. All other transactions were made on normal commercial terms and conditions and at market rate.
Note 31 – Parent entity financial information
The Company was incorporated on 20 June 2005. Under the terms of a scheme of arrangement entered into between Sims Metal Management Limited (formerly known as Sims Group Limited from 20 June 2005 to 21 November 2008) and Sims Group Australia Holdings Limited (“SGAHL”) (formerly known as Sims Group Limited prior to 20 June 2005) on 31 October 2005, the shareholders in SGAHL exchanged their shares in that entity for the shares in Sims Metal Management Limited. As required by AASB 3 (IFRS 3), Business Combinations, SGAHL was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition. Accordingly, the consolidated financial statements of Sims Metal Management Limited have been prepared as a continuation of the consolidated financial statements of SGHAL. SGAHL, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Metal Management Limited as at 31 October 2005.
(a) Summary financial information

	2010	2009
	A$m	A$m
Statement of financial position
Current assets	20.4	14.7

Total assets	4,252.1	4,041.4

Current liabilities	75.6	284.8

Total liabilities	77.5	284.8

Shareholders’ equity
Contributed equity	4,115.9	3,673.6
Reserves	53.7	38.4
Retained earnings	5.0	44.6

	4,174.6	3,756.6

(Loss)/profit for the year	(1.0)	230.2

Total comprehensive (loss)/income	(1.0)	230.2

The Company has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities which are a party to a DCG to which the Parent is also a party. Refer to Note 28.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 31 – Parent entity financial information (continued)
(b) Guarantees entered into by the parent entity
The Parent has not provided financial guarantees for which a liability has been recognised in the Parent’s statement of financial position.
(c) Contingent liabilities of the parent entity

	2010	2009
	A$m	A$m
Bank guarantees – subsidiaries	39.9	54.8
Borrowing guarantee – SA Recycling LLC	-	83.9

	39.9	138.7

As at 30 June 2010, SA Recycling LLC refinanced its debt obligations and the Company has not guaranteed the new credit facility.
(d) Lease commitments

	2010	2009
	A$m	A$m
Not later than one-year	2.1	1.1
Later than one-year, but not later than three-years	4.3	3.9
Later than three-years, but not later than five-years	4.4	3.9
Later than five-years	51.2	50.4

Total lease commitments not recognised as liabilities	62.0	59.3

On 29 May 2009, the Company entered into a lease agreement for property in the United States. The property is being sub-leased to a Group subsidiary in the United States.
Note 32 – Earnings per share

	2010	2009	2008
Earnings/(loss) per share as previously reported (in cents)
Basic	64.9	(82.9)	310.9
Diluted	64.5	(82.9)	307.9

Effect of equity issue[1]	-	0.4	(1.6)

Earnings/(loss) per share as restated (in cents)
Basic	64.9	(82.5)	309.3
Diluted	64.5	(82.5)	306.3

Weighted average number of shares used in the denominator (’000)
Number of shares for basic earnings per share	194,417	181,247	141,574
Effect of equity issue[1]	929	924	722

Basic shares	195,346	182,171	142,296

Dilutive effect of share-based awards	1,129	-	1,374

Diluted shares	196,475	182,171	143,670

1In accordance with AASB 133 (IAS 33) Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 32 – Earnings per share (continued)
Due to the loss after tax for the year ended 30 June 2009, the dilutive effect of share-based awards, which was 899,000 shares, was not included as the result would have been anti-dilutive.
Share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details relating to share awards are set out in Note 24.
Note 33 – Cash flow information
(a) Reconciliation of profit/(loss) for the year to net cash (outflow)/inflow from operating activities

	2010	2009	2008
	A$m	A$m	A$m
Profit/(loss) for the year	126.7	(150.3)	440.1
Adjustments for non-cash items:
Depreciation and amortisation	143.9	170.8	95.1
Net gain on contribution of assets to SA Recycling LLC	-	-	(38.8)
Unrealised (gain)/loss on held for trading derivatives	(3.7)	10.3	(3.9)
Impairment of goodwill	-	191.1	3.3
Impairment of property, plant and equipment	14.5	10.0	0.1
Impairment of intangible assets	0.9	-	-
Net (gain)/loss on disposal of non-current assets	(3.0)	(0.9)	1.9
Loss on sale of subsidiaries	-	2.6	-
Share-based payments	16.9	9.3	13.4
Non-cash pension expense	1.5	1.6	0.5
Non-cash compensation	-	0.8	-
Negative goodwill recognised on acquisition	-	(0.4)	-
Equity accounted profit net of dividends received	5.1	(16.7)	(55.3)
Gain on acquisition of Port Albany Ventures LLC	(8.7)	-	-
Other	(0.3)	0.2	0.3
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
(Increase)/decrease in trade and other receivables	(240.7)	492.8	(176.6)
(Increase)/decrease in inventories	(339.6)	543.4	(407.6)
(Increase)/decrease in prepayments	(2.8)	1.7	18.6
(Decrease)/increase in provisions	(7.7)	(10.2)	24.2
Increase/(decrease) in income taxes	106.8	(194.8)	80.3
(Decrease)/increase in deferred taxes	(11.1)	38.8	(11.2)
Increase/(decrease) in trade and other payables	153.8	(545.7)	263.1

Net cash (outflow)/inflow from operating activities	(47.5)	554.4	247.5

Notes to the Consolidated Financial Statements
For the year ended 30 June 2010
Note 33 – Cash flow information (continued)
(b) Reconciliation of cash
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	2010	2009
	A$m	A$m
Cash at bank and on hand	132.2	59.1
Short-term deposits	0.1	10.4

Cash and cash equivalents	132.3	69.5

The carrying amount of the Group’s cash and cash equivalents is assumed to approximate their fair value.
(c) Non-cash investing and financing activities
(i)	During the year ended 30 June 2010, dividends of A$9.2 million (2009: A$26.6 million; 2008: A$18.1 million) were paid via the issue of ordinary shares pursuant to the DRP. Refer to Note 21.

(ii)	On 14 March 2008, the Company acquired 100% of the share capital of Metal Management Inc for A$1,500.6 million. The consideration given consists of 53,473,817 ordinary shares in Sims Metal Management Limited with a fair value of A$1,490.1 million and A$10.5 million of fully vested share options assumed at fair value. Refer to Note 27.

(iii)	On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC, amounting to an investment of A$342.3 million. For details of the assets and liabilities contributed to the SA Recycling joint venture, refer to Note 29.
Note 34 – Events occurring after the reporting period
On 4 August 2010, the Group purchased the electronic recycling assets of Wincanton PLC in the United Kingdom. The purchase price was not material to the Group.

Directors’ Declaration
In the Directors’ opinion:
a)	The financial statements and notes set out on pages 28 to 104 are in accordance with the Corporations Act 2001, including:
i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the financial year ended on that date, and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

c)	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 28 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described in Note 28.
Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The directors have been given the declarations by the Group Chief Executive Officer and the Group Chief Financial Officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	Sydney
26 August 2010	27 August 2010

Independent auditor’s report to the members of Sims Metal Management Limited	PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999 www.pwc.com/au
Report on the financial report
We have audited the accompanying financial report of Sims Metal Management Limited (the company), which comprises the balance sheet as at 30 June 2010, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Sims Metal Management Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1a, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor’s report to the members of
Sims Metal Management Limited (continued)
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
Auditor’s opinion
In our opinion:
(a)	the financial report of Sims Metal Management Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the year ended on that date; and
(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and
(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1a.
Report on the Remuneration Report
We have audited the remuneration report included in pages 9 to 26 of the directors’ report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the remuneration report of Sims Metal Management Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Andrew J Parker	Sydney
Partner	27 August 2010

Annual Financial Report Extracts Presented in US Dollars
The audited financial statements of the Group presented in Australian dollars (“A$”) are included in pages 28 to 104. On pages 109 to 111, extracts from the audited financial statements are presented in US dollars (“US”). This information does not form the part of the audited financial statements. The translation from A$ to US$ is included solely for the convenience of the reader. The financial statements as at and for the year ended 30 June 2010 have been translated into US$ at US $1.00 = A$1.1733 based on the closing exchange rate published by the Reserve Bank of Australia.

Sims Metal Management Limited
Consolidated US$ Income Statement
For the year ended 30 June 2010

2010
US$m
Revenue	6,356.9

Other income	21.5
Raw materials used and changes in inventories	(4,555.0)
Freight expense	(610.2)
Employee benefits expense	(369.0)
Depreciation and amortisation expense	(122.6)
Repairs and maintenance expense	(95.2)
Other expenses	(459.0)
Finance costs	(14.0)
Share of pre-tax profit of investments accounted for using the equity method	12.4

Profit before income tax	165.8

Income tax expense	(57.8)

Profit for the year	108.0

US¢

Earnings per share:
Basic	55.3
Diluted	55.0

Sims Metal Management Limited
Consolidated US$ Statement of Financial Position
As at 30 June 2010

2010
US$m
ASSETS
Current assets
Cash and cash equivalents	112.8
Trade and other receivables	491.1
Inventory	662.2
Other financial assets	7.4

Total current assets	1,273.5

Non-current assets
Receivables	6.7
Investments accounted for using the equity method	314.9
Other financial assets	18.2
Property, plant and equipment	789.1
Deferred tax assets	63.2
Goodwill	981.6
Other intangible assets	166.4

Total non-current assets	2,340.1

Total assets	3,613.6

LIABILITIES
Current liabilities
Trade and other payables	523.5
Borrowings	0.5
Other financial liabilities	4.3
Current tax liabilities	19.8
Provisions	26.5

Total current liabilities	574.6

Non-current liabilities
Payables	2.8
Borrowings	99.4
Deferred tax liabilities	114.0
Provisions	18.9
Retirement benefit obligations	9.4

Total non-current liabilities	244.5

Total liabilities	819.1

Net assets	2,794.5

EQUITY
Contributed equity	2,382.3
Reserves	49.5
Retained earnings	362.7

Total equity	2,794.5

Sims Metal Management Limited
Consolidated US$ Cash Flow Statement
For the year ended 30 June 2010

2010
US$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	6,162.4
Payments to suppliers and employees (inclusive of goods and services tax)	(6,226.1)
Interest received	2.4
Interest paid	(13.8)
Dividends from associates and jointly controlled entities	16.7
Insurance recoveries	0.9
Income taxes refunded	17.1

Net cash outflow from operating activities	(40.4)

Cash flows from investing activities
Payments for property, plant and equipment	(103.0)
Payments for acquisition of subsidiaries, net of cash acquired	(96.7)
Proceeds from sale of property, plant and equipment	6.9
Payments for other financial assets	(19.4)
Return of capital from jointly controlled entities	0.3

Net cash outflow from investing activities	(211.9)

Cash flows from financing activities
Proceeds from borrowings	2,565.3
Repayment of borrowings	(2,600.5)
Fees paid for loan facilities	(2.7)
Proceeds from issue of shares	376.6
Transaction costs relating to issuance of shares	(7.5)
Dividends paid	(25.1)

Net cash inflow from financing activities	306.1

Net increase in cash and cash equivalents	53.8

Cash and cash equivalents at the beginning of the financial year	59.2
Effects of exchange rate changes on cash and cash equivalents	(0.2)

Cash and cash equivalents at the end of the financial year	112.8